Exhibit 99.2

Consolidated Financial Statements

(In Canadian dollars)

HUDBAY MINERALS INC.

Years ended December 31, 2013 and 2012

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of HudBay Minerals Inc. (“Hudbay” or the “Company”) is responsible for establishing and maintaining internal control over financial reporting (“ICFR”).

Under the supervision of and with the participation of the Chief Executive Officer and the Chief Financial Officer, Hudbay’s management assessed the effectiveness of the Company’s ICFR as at December 31, 2013 based upon the Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that Hudbay’s ICFR was effective as of December 31, 2013.

The effectiveness of the Company’s ICFR as at December 31, 2013 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, as stated in their report immediately preceding the Company’s audited consolidated financial statements for the year ended December 31, 2013.

“David Garofalo”	“David Bryson”

David Garofalo	David Bryson
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer

Toronto, Canada
February 19, 2014

Deloitte LLP Brookfield Place
181 Bay Street
Suite 1400 Toronto ON M5J 2V1 Canada

Tel: 416-601-6150
Fax: 416-601-6610
www.deloitte.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of HudBay Minerals Inc.

We have audited the internal control over financial reporting of HudBay Minerals Inc. and subsidiaries (the “Company”) as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.  A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2013 of the Company and our report dated February 19, 2014 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company’s adoption of amended International Accounting Standard 19 - Employee Benefits

/s/ Deloitte LLP

Chartered Professional Accountants, Chartered Accountants
Licensed Public Accountants

February 19, 2014
Toronto, Canada

Deloitte LLP
Brookfield Place
181 Bay Street
Suite 1400
Toronto ON M5J 2V1
Canada

Tel: 416-601-6150
Fax: 416-601-6610
www.deloitte.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of HudBay Minerals Inc.

We have audited the accompanying consolidated financial statements of HudBay Minerals Inc. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2013, December 31, 2012 and January 1, 2012, and the consolidated income statements, consolidated statements of comprehensive income (loss), consolidated statements of changes in equity, and consolidated statements of cash flows for the years then ended December 31, 2013 and December 31, 2012 and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of HudBay Minerals Inc. and subsidiaries as at December 31, 2013, December 31, 2012 and January 1, 2012, and their financial performance and their cash flows for the years then ended December 31, 2013 and December 31, 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 4 of the consolidated financial statements, which explains that the Company has changed its method of accounting for defined benefit pension plans and other employee benefits, in years ended December 31, 2013 and 2012 due to the adoption of the amended International Accounting Standard 19 - Employee Benefits.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 19, 2014 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte LLP

Chartered Professional Accountants, Chartered Accountants
Licensed Public Accountants

February 19, 2014
Toronto, Canada

HUDBAY MINERALS INC.

Consolidated Balance Sheets

(in thousands of Canadian dollars)

			Dec. 31,	Jan. 1,
			2012	2012
		Dec. 31,	Restated	Restated
	Note	2013	(notes 2f, 4)	(notes 2f, 4)
Assets
Current assets
Cash and cash equivalents	7	$631,427	$1,337,088	$899,077
Trade and other receivables	8	168,298	52,876	40,309
Inventories	9	52,201	58,409	77,150
Prepaid expenses and other current assets	10	28,917	23,970	13,964
Other financial assets	11	807	2,442	3,112
Taxes receivable		37,644	52,952	4,352
Assets held for sale	5	5,864	—	—
		925,158	1,527,737	1,037,964
Receivables	8	57,376	43,149	5,212
Inventories	9	7,888	5,852	5,721
Prepaid expenses		574	1,232	1,227
Other financial assets	11	71,182	73,135	102,193
Intangible assets - computer software	12	13,573	12,893	11,872
Property, plant and equipment	13	2,665,075	1,732,173	1,207,168
Goodwill	14	71,373	66,763	68,246
Deferred tax assets	23b	31,787	13,563	12,828
		$3,843,986	$3,476,497	$2,452,431

Liabilities
Current liabilities
Trade and other payables	15	$218,898	$206,490	$163,187
Taxes payable		33	5,098	17,413
Other liabilities	16	41,139	44,828	40,014
Other financial liabilities	17	16,348	18,363	1,159
Deferred revenue	19	65,616	70,911	—
		342,034	345,690	221,773
Other financial liabilities	17	23,039	23,128	—
Long-term debt	18	779,331	479,540	—
Deferred revenue	19	464,135	391,367	—
Provisions	20	146,062	159,030	147,304
Pension obligations	21	25,931	68,960	32,790
Other employee benefits	22	142,114	140,531	121,106
Deferred tax liabilities	23b	293,633	214,791	175,080
		2,216,279	1,823,037	698,053

Equity
Share capital	24b	1,021,088	1,020,458	1,020,126
Reserves		49,557	(51,936)	(8,384)
Retained earnings		564,966	685,249	740,441
Equity attributable to owners of the Company		1,635,611	1,653,771	1,752,183
Non-controlling interests	28	(7,904)	(311)	2,195
		1,627,707	1,653,460	1,754,378
		$3,843,986	$3,476,497	$2,452,431

Commitments (note 31)

HUDBAY MINERALS INC.

Consolidated Statements of Cash Flows

(in thousands of Canadian dollars)

		Year ended
		December 31
	Note	2013	2012
Cash generated from (used in) operating activities:
Loss for the year		$(109,276)	$(23,463)
Tax expense	23a	53,272	71,844
Items not affecting cash:
Depreciation and amortization	6b	77,509	76,604
Share-based payment expense	6c	4,851	5,769
Net finance income	6f	5,427	8,641
Change in fair value of derivatives		9,061	(2,604)
Change in deferred revenue related to stream	19	(69,088)	(29,322)
Change in taxes receivable/payable, net		(16,602)	44,277
Items reclassified from other comprehensive income	27	—	(2,050)
Impairment and mark-to-market losses	6f	16,403	45,649
Impairment on exploration and evaluation assets	5	15,356	—
Foreign exchange and other		18,435	10,275
Taxes recovered (paid)		4,501	(62,663)
Operating cash flows before stream deposit and change in non-cash working capital		9,849	142,957
Precious metals stream deposit	19	131,475	491,600
Change in non-cash working capital	33	2,795	(90,705)
		144,119	543,852
Cash generated from (used in) investing activities:
Interest received		10,920	5,728
Acquisition of property, plant and equipment		(901,985)	(508,467)
Acquisition of intangible assets		(3,011)	(2,004)
Acquisition of investments		(7,155)	(3,802)
Deposit of restricted cash	11	(20,897)	—
Peruvian sales tax paid on capital expenditures		(130,885)	(37,108)
		(1,053,013)	(545,653)
Cash generated from (used in) financing activities:
Long-term debt borrowing net of transaction costs	18	261,427	471,796
Interest paid		(58,499)	—
Proceeds from exercise of stock options		449	227
Financing costs		(1,005)	(8,676)
Dividends paid	24b	(18,924)	(34,392)
		183,448	428,955
Effect of movement in exchange rates on cash and cash equivalents		19,785	10,857
Net (decrease) increase in cash and cash equivalents		(705,661)	438,011
Cash and cash equivalents, beginning of year		1,337,088	899,077
Cash and cash equivalents, end of year		$631,427	$1,337,088

For supplemental information, see note 33.

HUDBAY MINERALS INC.

Consolidated Income Statements

(in thousands of Canadian dollars, except share and per share amounts)

		Year ended
		December 31
			2012
			Restated
	Note	2013	(note 4)
Revenue	6a	$516,801	$702,550
Cost of sales
Mine operating costs		360,085	432,866
Depreciation and amortization	6b	76,714	75,801
		436,799	508,667
Gross profit		80,002	193,883
Selling and administrative expenses		39,956	39,573
Exploration and evaluation		23,286	43,572
Other operating income	6e	(913)	(2,316)
Other operating expenses	6e	9,197	11,332
Asset impairment loss	6g	15,356	—
Results from operating activities		(6,880)	101,722
Finance income	6f	(3,494)	(6,217)
Finance expenses	6f	8,921	14,858
Other finance losses	6f	43,697	44,700
Net finance expense		49,124	53,341
(Loss) profit before tax		(56,004)	48,381
Tax expense	23a	53,272	71,844

Loss for the year		$(109,276)	$(23,463)

Attributable to:
Owners of the Company		$(101,359)	$(20,800)
Non-controlling interests	28	(7,917)	(2,663)

Loss for the year		$(109,276)	$(23,463)

(Loss) earnings per share attributable to owners of the Company:
Basic and diluted:		$(0.59)	$(0.12)

Weighted average number of common shares outstanding (note 26):
Basic		172,048,434	171,960,783
Diluted		172,048,434	171,960,783

HUDBAY MINERALS INC.

Consolidated Statements of Comprehensive Income (Loss)

(in thousands of Canadian dollars)

	Year ended
	December 31
		2012
		Restated
	2013	(note 4)

Loss for the year	$(109,276)	$(23,463)
Other comprehensive income (loss) (note 27):
Items that may be reclassified subsequently to profit or loss
Recognized directly in equity:
Net exchange gain (loss) on translation of foreign operations	87,669	(10,886)
Effective portion of change in fair value of cash flow hedges	—	(442)
Change in fair value of available-for-sale financial investments	(30,254)	(29,852)
Tax effect	—	145
	57,415	(41,035)
Items that will not be reclassified subsequently to profit or loss
Recognized directly in equity:
Remeasurement - actuarial income (loss)	36,158	(52,689)
Tax effect	(7,792)	10,954
	28,366	(41,735)
Transferred to income statements:
Change in fair value of cash flow hedges	—	(2,050)
On impairment of available-for-sale financial assets	16,291	40,181
Sale of investments	(67)	8
Tax effect	—	529
	16,224	38,668
Other comprehensive income (loss), net of tax, for the year	102,005	(44,102)
Total comprehensive loss for the year	$(7,271)	$(67,565)
Attributable to:
Owners of the Company	322	(64,798)
Non-controlling interests	(7,593)	(2,767)
Total comprehensive loss for the year	$(7,271)	$(67,565)

HUDBAY MINERALS INC.

Consolidated Statements of Changes in Equity

(in thousands of Canadian dollars)

	Attributable to owners of the Company
	Share capital (note 24)	Other capital reserves	Foreign currency translation reserve	Available- for-sale reserve	Hedging reserve	Remeasurement reserve (note 4)	Retained earnings	Total	Non-controlling interests (note 28)	Total equity
Balance, January 1, 2012 (notes 2f, 4)	$1,020,126	$25,757	$21,361	$6,161	$1,818	$(63,481)	$740,441	$1,752,183	$2,195	$1,754,378
Loss	—	—	—	—	—	—	(20,800)	(20,800)	(2,663)	(23,463)
Other comprehensive (loss) income (note 27)	—	—	(10,782)	10,337	(1,818)	(41,735)	—	(43,998)	(104)	(44,102)
Total comprehensive (loss) income	—	—	(10,782)	10,337	(1,818)	(41,735)	(20,800)	(64,798)	(2,767)	(67,565)
Contributions by and distributions to owners
Share-based payment expense (note 6c)	—	552	—	—	—	—	—	552	—	552
Stock options exercised	332	(106)	—	—	—	—	—	226	—	226
Dividends (note 24b)	—	—	—	—	—	—	(34,392)	(34,392)	—	(34,392)
Total contributions by and distributions to owners	332	446	—	—	—	—	(34,392)	(33,614)	—	(33,614)
Change in ownership interests in subsidiaries that do not result in a loss of control	—	—	—	—	—	—	—	—	261	261
Balance, December 31, 2012	$1,020,458	$26,203	$10,579	$16,498	$—	$(105,216)	$685,249	$1,653,771	$(311)	$1,653,460

HUDBAY MINERALS INC.

Consolidated Statements of Changes in Equity

(in thousands of Canadian dollars)

	Attributable to owners of the Company
	Share capital (note 24)	Other capital reserves	Foreign currency translation reserve	Available- for-sale reserve	Hedging reserve	Remeasurement reserve (note 4)	Retained earnings	Total	Non-controlling interests (note 28)	Total equity
Balance, January 1, 2013	$1,020,458	$26,203	$10,579	$16,498	$—	$(105,216)	$685,249	$1,653,771	$(311)	$1,653,460
Loss	—	—	—	—	—	—	(101,359)	(101,359)	(7,917)	(109,276)
Other comprehensive income (loss) (note 27)	—	—	87,345	(14,030)	—	28,366	—	101,681	324	102,005
Total comprehensive income (loss)	—	—	87,345	(14,030)	—	28,366	(101,359)	322	(7,593)	(7,271)
Contributions by and distributions to owners
Stock options exercised	630	(188)	—	—	—	—	—	442	—	442
Dividends (note 24b)	—	—	—	—	—	—	(18,924)	(18,924)	—	(18,924)
Total contributions by and distributions to owners	630	(188)	—	—	—	—	(18,924)	(18,482)	—	(18,482)
Balance, December 31, 2013	$1,021,088	$26,015	$97,924	$2,468	$—	$(76,850)	$564,966	$1,635,611	$(7,904)	$1,627,707

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

1.                   Reporting entity

HudBay Minerals Inc. (“HMI” or the “Company”) was amalgamated under the Canada Business Corporations Act on August 15, 2011. The address of the Company’s principal executive office is 25 York Street, Suite 800, Toronto, Ontario. The consolidated financial statements of the Company for the years ended December 31, 2013 and 2012 represent the financial position and the financial performance of the Company and its subsidiaries (together referred to as the “Group” or “Hudbay” and individually as “Group entities”).

Significant subsidiaries include Hudson Bay Mining and Smelting Co., Limited (“HBMS”), Hudson Bay Exploration and Development Company Limited (“HBED”), HudBay Marketing & Sales Inc. (“HMS”), HudBay Peru Inc., HudBay Peru S.A.C. (“Hudbay Peru”) and HudBay (BVI) Inc.

Hudbay is an integrated mining company with shares listed under the symbol “HBM” on the Toronto, New York and Lima stock exchanges. With assets in North and South America, Hudbay produces copper concentrate (containing copper, gold and silver) and zinc metal and is focused on the discovery, production and marketing of base and precious metals. Through its subsidiaries, Hudbay owns copper/zinc/gold mines, ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan and a copper mine under construction in Peru. The Group also has investments in a number of exploration companies. Hudbay’s mission is to create sustainable value through increased commodity exposure on a per share basis for its shareholders.

2.                   Basis of preparation

(a)              Statement of compliance:

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Board of Directors approved these consolidated financial statements on February 19, 2014.

(b)              Functional and presentation currency:

The Group’s consolidated financial statements are presented in Canadian dollars, which is the Company’s and all material subsidiaries’ functional currency, except for Hudbay Peru and HudBay (BVI) Inc., which have a functional currency of US dollars. All values are rounded to the nearest thousand ($000) except where otherwise indicated.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

(c)               Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis except for the following items in the balance sheet:

•                       Derivatives, embedded derivatives, other financial instruments at fair value through profit or loss (“FVTPL”) and available-for-sale financial assets are measured at fair value.

•                       Liabilities for cash-settled share-based payment arrangements are measured at fair value.

•                       A defined benefit liability is recognized as the net total of the plan assets, unrecognized past service costs and unrecognized actuarial losses, less unrecognized actuarial gains and the present value of the defined benefit obligation.

(d)              Use of judgement:

The preparation of the consolidated financial statements in conformity with IFRS requires the Group to make judgements, apart from those involving estimations, in applying accounting policies that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as reported amounts of revenue and expenses during the reporting period.

Judgements that affect multiple areas of the financial statements:

•                       Judgements related to estimating mineral reserves and resources which form the basis of life of mine plans which are utilized in impairment testing, timing of payments related to decommissioning obligations and depreciation of capital assets

•                       Acquisition method accounting as it concerns classification and accounting for investments in various ventures (notes 3a)

•                       Determination of functional currency (note 3b)

•                       Income and mining taxes (notes 3o and 23)

•                       Commencement of commercial production which impacts the timing of revenue recognition, reclassification of capital works in progress and depreciation commencement; and

•                       Exercise of judgement in respect of the outcome of uncertain future events as it concerns recognizing contingent liabilities (note 31).

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

Asset-based judgements (these judgements also affect other areas of the financial statements):

•                      In-process inventory quantities and inventory cost allocations (note 3f)

•                      Property, plant and equipment

•                       Cost allocations for mine development (note 3j)

•                       Mining properties expenditures capitalized (note 3i(ii))

•                       Classification of supply costs as related to capital development or inventory acquisition

•                       Determining when exploration and evaluation assets should be transferred to capital works in progress within property, plant and equipment (notes 3h)

•                       Determination of when an asset or group of assets is in the condition and location to be ready for use as intended by management for the purposes of commencing deprecation

•                       Componentization (note 3i)

•                       Assessment of impairment, including determination of cash-generating units and assessing for indicators of impairment (notes 3j)

•                       Recoverability of exploration and evaluation assets, including determination of cash-generating units and assessing for indications of impairment (notes 3h and 3j)

•                      Determining whether assets meet criteria for classification as held for sale (note 3k)

•                      Measurement and classification of Peruvian sales taxes paid on capital expenditures (note 8)

Liability-based judgement (these judgements also affect other areas of the financial statements):

•                      Determining the accounting classification of the precious metals stream deposit (note 19)

(e)               Use of estimates:

The preparation of the consolidated financial statements in conformity with IFRS requires the Group to make estimates and assumptions that affect the application of accounting policies, reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

The Group reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that the Group believe to be reasonable under the circumstances. Revisions to accounting estimates are recognized prospectively in the period in which the estimates are revised and in any future periods affected.

Significant areas where the Group applies estimates include:

Estimates that affect multiple areas of the financial statements:

•                      Assumptions which are key in the estimation of mineral reserves and resources.

•                      Acquisition method accounting (note 3a)

•                      Estimates of fair value of financial instruments (notes 3c, 3n and 30)

•                      Determination of discount rates (notes 3a, 3(l), 3m, 14, 20, 21 and 22)

•                      Tax estimates including future taxable profit which impact the ability to realize deferred tax assets on our balance sheet (notes 3o and 23)

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

Asset-based estimates (these estimates also affect other areas of the financial statements):

•                      Goodwill and non current asset impairment testing input assumptions (note 3j and note 14))

•                                                         Future production levels and timing

•                                                         Operating and capital costs

•                                                         Future commodity prices

•                                                         Foreign exchange rates

•                                                         Risk adjusted discount rates

•                      In-process inventory quantities, inventory cost allocations and inventory valuation (note 3f)

•                      Property, plant and equipment

•                       Units-of-production depreciation (note 3i)

•                       Plant and equipment estimated useful lives and residual values (note 3i)

•                       Finite life intangible assets (note 3g)

Liability-based estimates (these estimates also affect other areas of the financial statements):

•                      Pensions and other employee benefits including net interest cost (notes 3(l), 21 and 22)

•                      Decommissioning, restoration and similar liabilities including estimated future costs and timing of spending (notes 3m and 20)

•                      Contingent liabilities (note 31)

•                      Capital commitments (note 31)

•                      Determination of deferred revenue per unit related to the precious metals stream transactions and determination of current portion of deferred revenue (note 19)

Estimates that relate mainly to the income statement:

•                      Assaying used to determine revenue (note 3c)

There are numerous uncertainties inherent in estimating mineral reserves and resources, including many factors beyond the Group’s control. Ore reserves and resources are estimated based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body. Complex geological judgements are required to interpret this data. Changes in management’s assumptions, including economic assumptions such as metal prices and market conditions, could have a material effect on the Group’s financial position and results of operation. Changes in the reserve or resource estimates may affect:

•                      The carrying value of exploration and evaluation assets, capital works in progress, mining properties and plant and equipment;

•                      Depreciation expense for assets depreciated either on a unit-of-production basis or on a straight-line basis where useful lives are restricted by the life of the related mine or plan;

•                      The calculation of deferred revenue per unit related to the stream transaction;

•                      The provision for decommissioning, restoration and similar liabilities; and

•                      The carrying value of deferred tax assets.

The Group estimates mineral reserves and resources to determine future recoverable mine production based on assessment of geological, engineering and metallurgical analyses, estimates of future production costs, capital costs and restoration costs, as well as long-term commodity prices and foreign exchange rates.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

(f)                Correction of immaterial error:

The Group identified an immaterial error of an understatement of the Property, plant and equipment balance totaling $4,123, and an understatement of deferred tax liability of $1,622 as at December 31, 2012, which resulted from an overstatement of depreciation in 2011. The Group has corrected the error in the opening retained earnings as of January 1, 2012, as well as the comparative Property, plant and equipment and deferred tax balances in the balance sheet and the associated notes to the financial statements.

3.                   Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and by all Group entities.

(a)              Basis of consolidation:

Intercompany balances and transactions are eliminated upon consolidation. When a Group entity transacts with an associate or jointly controlled entity of the Group, unrealized profits and losses are eliminated to the extent of the Group’s interest in the relevant associate or joint venture. The accounting policies of Group entities are changed when necessary to align them with the policies adopted by the Company.

Subsidiaries

A subsidiary is an entity controlled by the Group. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Non-controlling interests

Non-controlling interests in subsidiaries are identified separately from the Group’s equity in the subsidiaries. The interests of non-controlling shareholders may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the fair value of the acquiree’s identifiable net assets. The choice of measurement basis is made on an acquisition-by-acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity. Total comprehensive income is attributed to non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Business combinations and goodwill

When the Group makes an acquisition, it first determines whether the assets acquired and liabilities assumed constitute a business, in which case the acquisition requires accounting as a business combination. Management applies judgement in determining whether the acquiree is capable of being conducted and managed for the purpose of providing a return, considering the inputs of the acquiree and processes applied to those inputs that have the ability to create outputs.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

The Group applies the acquisition method of accounting to business combinations, whereby the goodwill is measured at the acquisition date as the fair value of the consideration transferred including the recognized amount of any non-controlling interests in the acquiree, less the net recognized amount (fair value) of assets acquired and liabilities and contingent liabilities assumed (identifiable net assets) on the basis of fair value at the date of acquisition. When the excess is negative, a bargain purchase gain is recognized immediately in the income statement. The assessment of fair values on acquisition includes those mineral reserves and resources that are able to be reliably measured. In determining these fair values, management must also apply judgement in areas including future cash flows, metal prices, exchange rates and appropriate discount rates. Changes in such estimates and assumptions could result in significant differences in the amount of goodwill recognized.

The consideration transferred is the aggregate of the fair values at the date of acquisition of the sum of the assets transferred, the liabilities incurred or assumed, and the equity instruments issued by the acquirer in exchange for control of the acquiree. Acquisition-related costs are recognized in the income statement as incurred, unless they relate to issue of debt or equity securities.

Where applicable, the consideration transferred includes any asset or liability resulting from a contingent consideration arrangement and measured at its acquisition date fair value. Subsequent changes in such fair values are adjusted against the cost of acquisition where they qualify as measurement period adjustments. All other subsequent changes in the fair value of contingent consideration classified as an asset or liability are accounted for in accordance with relevant IFRS. Changes in the fair value of contingent consideration classified as equity are not recognized.

Where a business combination is achieved in stages, the Group’s previously held interests in the acquired entity are remeasured to fair value at the acquisition date, which is the date the Group attains control, and any resulting gain or loss is recognized in the income statement. Amounts previously recognized in other comprehensive income related to interests in the acquiree prior to the acquisition date are reclassified to the income statement, where such treatment would be appropriate if that interest were disposed of.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units. Goodwill is allocated to the lowest level at which it is monitored for internal management purposes and is not larger than an operating segment before aggregation. Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the determination of any gain or loss on disposal. An impairment loss in respect of goodwill is not reversed.

Goodwill is not amortized and is tested for impairment annually and whenever there is an indication of impairment for intangible assets with indefinite useful lives. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is determined as the higher of fair value less direct costs to sell and the asset’s value in use.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

Fair value for mineral interests and related goodwill is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account.

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and its eventual disposal. Value in use is determined by applying assumptions specific to the Group’s continued use and cannot take into account future development.

The weighted average cost of capital of the Group or comparable market participants is used as a starting point for determining the discount rates, with appropriate adjustments for the risk profile of the countries in which the individual cash-generating units operate and the specific risks related to the development of the project.

Where the asset does not generate cash flows that are independent of other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. If the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. An impairment loss is recognized as an expense in the consolidated income statement.

(b)              Translation of foreign currencies:

Management determines the functional currency of each Group entity as the currency of the primary economic environment in which the entity operates.

Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates in effect at the transaction dates.

At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated to the functional currency using the closing exchange rate. Non-monetary assets and liabilities measured at fair value are translated using the exchange rates at the date when fair value was determined. Non-monetary assets and liabilities measured at historical cost in a foreign currency are translated using exchange rates that were in effect at the transaction dates. The same translations are applied when an entity prepares its financial statements from books and records maintained in a currency other than its functional currency, except revenues and expenses may be translated at monthly average exchange rates that approximate those in effect at the transaction dates.

Foreign currency gains and losses arising on translation are recognized in the income statement, except for differences arising on translation of available-for-sale equity instruments, a financial liability designated as a hedge of a net investment in a foreign operation, or qualifying cash flow hedges, which are recognized in other comprehensive income.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

Foreign operations

For the purpose of the consolidated financial statements, assets and liabilities of Group entities that have functional currencies other than the Canadian dollar are translated to Canadian dollars at the reporting date using the closing exchange rate. Revenue and expenses are translated at monthly average exchange rates that approximate those in effect at the transaction dates. Differences arising from these foreign currency translations are recognized in other comprehensive income and presented within equity in the foreign currency translation reserve. When a foreign operation is disposed, the relevant exchange differences accumulated in the foreign currency translation reserve are transferred to the income statement as part of the profit or loss on disposal. On the partial disposal of a subsidiary that includes a foreign operation, the relevant proportion of such amount is reattributed to non-controlling interests. On disposal of a partial investment in an associate or joint venture that includes a foreign operation while retaining significant influence or joint control, the relevant proportion is reclassified to profit and loss.

Net investment in a foreign operation

Foreign currency gains and losses arising on translation of a monetary item receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur in the foreseeable future are considered to form part of a net investment in the foreign operation. Such gains and losses are recognized in other comprehensive income and presented within equity in the foreign currency translation reserve.

(c)               Revenue recognition:

Revenue from the sale of goods is measured at the fair value of the consideration received or receivable, net of treatment and refining charges and pre-production revenue.

Sales revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, the Group has insignificant continuing management involvement with the goods, the amount of revenue can be measured reliably, recovery of the consideration is probable and the associated costs and possible return of goods can be estimated reliably. Transfers of risks and rewards vary depending on individual contract terms; this frequently occurs at the time when title passes to the customer. For medium and long-term contracts, revenue recognition criteria are assessed for individual sales within the contracts. Revenues from the sale of by-products are included within revenue.

Sales of concentrate and certain other products are “provisionally priced”. For these contracts, sales prices are subject to final adjustment at the end of a future period after shipment, based on quoted market prices during the quotational period specified in the contract. Revenue is recognized when the above criteria are met, using weight and assay results and forward market prices to estimate the fair value of the total consideration receivable. Such a provisional sale contains an embedded derivative that must be separated from the host contract. At each reporting date, provisionally priced metal sales are marked to market, with adjustments (both gains and losses) recorded in revenue in the income statement and in trade and other receivables on the balance sheet.

The Group recognizes deferred revenue in the event it receives payments from customers before a sale meets criteria for revenue recognition.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

Interest revenue is recognized in finance income as it accrues, using the effective interest method.

Dividend revenue from investments is recognized when the shareholder’s right to receive payment has been established provided that it is probable that the economic benefits will flow to the Group and the amount of revenue can be measured reliably.

(d)              Cost of sales:

Cost of sales consists of those costs previously included in the measurement of inventory sold during the period, as well as certain costs not included in the measurement of inventory, such as the cost of warehousing and distribution to customers, provisional pricing adjustments related to purchased concentrates, and profit sharing, royalty payments, share-based payments and other indirect expenses related to producing operations.

(e)               Cash and cash equivalents:

Cash and cash equivalents include cash, demand deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value. Cash equivalents normally have maturities of three months or less at the date of acquisition. Interest earned is included in finance income on the income statement and in investing activities on the statement of cash flows.

Amounts that are restricted from being used for at least twelve months after the reporting date are classified as non-current assets and presented in restricted cash on the balance sheet. Changes in restricted cash balances are classified as investing activities on the cash flow statement.

(f)                Inventories:

Inventories consist of in-process inventory (concentrates and metals), metal products and supplies. Concentrates, metals and all other saleable products are valued at the lower of cost and estimated net realizable value. Net realizable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale. Where the net realizable value is less than cost, the difference is charged to the income statement as an impairment charge in cost of sales.

Cost of production of concentrate inventory is determined on a weighted average cost basis and the cost of production of finished metal inventory is determined using the first in first out basis. The cost of production includes direct costs associated with conversion of production inventory: material, labour, contractor expenses, purchased concentrates, and an attributable portion of production overheads and depreciation of all property, plant and equipment involved with the mining and production process. Hudbay measures in-process inventories based on assays of material received at metallurgical plants and estimates of recoveries in the production processes. Due to significant uncertainty associated with volume and metal content, costs are not allocated to routine operating levels of stockpiled ore. Estimates and judgement are required to assess the nature of any significant changes to levels of ore stockpiles and determining whether allocation of costs is required.

Supplies are valued at the lower of average cost and net realizable value. A regular review is undertaken to determine the extent of any provision for obsolescence.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

(g)              Intangible assets:

Computer software is measured at cost less accumulated amortization and accumulated impairment losses. Cost includes all directly attributable costs necessary to create, produce and prepare the asset to be capable of operating it in the manner intended by management.

Amortization methods, useful lives, and residual values if any, are reviewed at each year end and adjusted prospectively. When an intangible asset is disposed of, or when no further economic benefits are expected, the asset is derecognized, and any resulting gain or loss is recorded in the income statement.

Currently, the Group’s intangible assets relate primarily to an enterprise resource planning (“ERP”) information system. Amortization commenced in April 2011 upon implementation of the ERP system and is calculated on a straight-line basis over its estimated useful life. The expected useful life of the ERP system is 7 years from initial implementation.

(h)              Exploration and evaluation expenditures:

Exploration and evaluation activity begins when the Group obtains legal rights to explore a specific area and involves the search for mineral reserves, the determination of technical feasibility, and the assessment of commercial viability of an identified resource. Expenditures incurred in the exploration and evaluation phase include the cost of acquiring interests in mineral rights, licenses and properties and the costs of the Group’s exploration activities, such as researching and analyzing existing exploration data, gathering data through geological studies, exploratory drilling, trenching, sampling, and certain feasibility studies.

The Group expenses the cost of its exploration and evaluation activities and capitalizes the cost of acquiring interests in mineral rights, licenses and properties in business combinations, asset acquisitions or option agreements. Amounts capitalized are recognized as exploration and evaluation assets and presented in property, plant and equipment. Exploration and evaluation assets acquired as a result of an asset acquisition or option agreement are initially recognized at cost, and those acquired in a business combination are recognized at fair value on the acquisition date. They are subsequently carried at cost less accumulated impairment. No depreciation is charged during the exploration and evaluation phase. The Group expenses the cost of subsequent exploration and evaluation activity related to acquired exploration and evaluation assets. Cash flows associated with acquiring exploration and evaluation assets are classified as investing activities in the statement of cash flows; those associated with exploration and evaluation expenses are classified as operating activities.

Judgement is required in determining whether the respective costs are eligible for capitalization where applicable, and whether they are likely to be recoverable, which may be based on assumptions about future events and circumstances. Estimates and assumptions made may change if new information becomes available.

The Group monitors exploration and evaluation assets for factors that may indicate their carrying amounts are not recoverable. If such indicators are identified, the Group tests the exploration and evaluation assets or their cash-generating units, as applicable, for impairment. The Group also tests impairment when assets reach the end of the exploration and evaluation phase.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

Exploration and evaluation assets are transferred to capital works in progress within property, plant and equipment once the Group has completed a preliminary feasibility study, some of the resources have been converted to reserves, and management determines it is probable the property will be developed into a mine. At that time, the property is considered to enter the development phase, and subsequent evaluation costs are capitalized.

(i)                 Property, plant and equipment:

The Group measures items of property, plant and equipment at cost less accumulated depreciation and any accumulated impairment losses.

The initial cost of an item of property, plant and equipment includes its purchase price or construction costs, including import duties and non-refundable purchase taxes, any costs directly attributable to bringing the asset into operation, and for qualifying assets, borrowing costs. The initial cost of property, plant and equipment also includes the initial estimate of the cost of dismantling and removing the item and restoring the site on which it is located, the obligation for which the Group incurs either when the item is acquired or as a consequence of having used the item during a particular period for purposes other than to produce inventories during that period.

Capitalization of costs ceases once an asset is in the location and condition necessary for it to be capable of operating in the manner intended by management. At this time, depreciation commences. For a new mine, this occurs upon commencement of commercial production. Any revenue earned in the process of preparing an asset to be capable of operating in the manner intended by management is included in the cost of the constructed asset. Any other incidental revenue earned prior to commencement of commercial production is recognized in the income statement.

Carrying amounts of property, plant and equipment, including assets under finance lease, are depreciated to their estimated residual value over the estimated useful lives of the assets or the estimated life of the related mine or plant, if shorter. Where components of an asset have different useful lives, depreciation is calculated on each separate component. Components may be physical or non-physical, including the cost of regular major inspections and overhauls required in order to continue operating an item of property, plant and equipment.

Certain items of property, plant and equipment are depreciated on a unit-of-production basis. The unit-of-production method is based on proven and probable tonnes of ore reserves. There are numerous uncertainties inherent in estimating ore reserves, and assumptions that were valid at the reporting date may change when new information becomes available. The actual volume of ore extracted and any changes in these assumptions could affect prospective depreciation rates and carrying values.

The carrying amount of an item of property, plant and equipment is derecognized on disposal or when no future economic benefits are expected from its use or disposal. Upon derecognition of an item of property, plant and equipment, the difference between its carrying value and net sales proceeds, if any, is presented as a gain or loss in other operating income or expense in the income statement.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

(i)                 Capital works in progress:

Capital works in progress consist of items of property, plant and equipment in the course of construction or mineral properties in the course of development, including those transferred upon completion of the exploration and evaluation phase. On completion of construction or development, costs are transferred to plant and equipment and/or mining properties as appropriate.

Capital works in progress are not depreciated.

(ii)              Mining properties:

Mining properties consist of costs transferred from capital works in progress when a mining property reaches commercial production, costs of subsequent mine and exploration development, and acquired mining properties in the production stage.

Mining properties include costs directly attributable to bringing a mineral asset into the state where it is capable of operating in the manner intended by management and includes such costs as the cost of shafts, ramps, track haulage drifts, ancillary drifts, sumps, electrical substations, refuge stations, ventilation raises, permanent manways, and ore and waste pass raises. The determination of development costs to be capitalized during the production stage of a mine operation requires the use of judgement and estimates such as estimates of tonnes of waste to be removed over the life of the mining area and economically recoverable reserves extracted as a result.

A mining property is considered to be capable of operating in a manner intended by management when it commences commercial production. Upon commencement of commercial production, a mining property is depreciated on a unit-of-production method. Unit-of-production depreciation rates are determined based on the related proven and probable mineral reserves and associated future development costs.

Subsequent mine development costs are capitalized to the extent they are incurred in order to access reserves mineable over more than one year. Ongoing maintenance and development expenditures are expensed as incurred and included in cost of sales in profit or loss. These include ore stope access drifts, footwall and hanging wall drifts in stopes, drawpoints, drill drifts, sublevels, slots, drill raises, stope manway access raises and definition diamond drilling.

(iii)        Plant and equipment:

Plant and equipment consists of buildings and fixtures, surface and underground fixed and mobile equipment and assets under finance lease.

Plant and equipment are depreciated on either unit-of-production or straight-line basis based on factors including the production life of assets and mineable reserves. In general, mining assets are depreciated using a unit-of-production method; equipment is depreciated using the straight-line method, based on the shorter of its useful life and that of the related mine or facility; and plants are depreciated using the straight-line method, with useful lives limited by those of related mining assets.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

(iv)       Commercial production:

Commercial production is the level of activities intended by management for a mine, or a mine and mill complex, to be capable of operating in the manner intended by management. The Group considers a range of factors when determining the level of activity that represents commercial production for a particular project, including a pre-determined percentage of design capacity for the mine and mill; achievement of continuous production, ramp-ups, or other output; or specific factors such as recoveries, grades, or inventory build-ups. In a phased mining approach, management may consider achievement of specific milestones at each phase of completion. Management assesses the operation’s ability to sustain production over a period of approximately one to three months, depending on the complexity related to the stability of continuous operation. Commercial production is considered to have commenced, and depreciation expense is recognized, at the beginning of the month after criteria have been met.

(v)          Capitalized borrowing costs:

The Group capitalizes borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale. Capitalization of borrowing costs ceases once the qualifying assets commence commercial production or are otherwise ready for their intended use or sale.

Where funds are borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of interest rates applicable to relevant general borrowings of the Group during the period, to a maximum of actual borrowing costs incurred. Investment income earned by temporarily investing specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. Capitalization of interest is suspended during extended periods in which active development is interrupted.

All other borrowing costs are recognized in the income statement in the period in which they are incurred.

(vi)       Depreciation rates of major categories of assets:

•	Capital works in progress	•	not depreciated
•	Mining properties	•	unit-of-production
•	Mining assets	•	unit-of-production
•	Other plant assets	•	straight line over 1 to 10 years
•	Equipment	•	straight-line over 1 to 10 years

The Group reviews its depreciation methods, remaining useful lives and residual values at least annually and accounts for changes in estimates prospectively.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

(j)                 Impairment of non-financial assets:

At the end of each reporting period, the Group reviews the carrying amounts of property, plant and equipment, exploration and evaluation assets and computer software to determine whether there is any indication of impairment. If any such indication exists, the Group estimates the recoverable amount of the asset in order to determine the extent of the impairment loss, if any. The Group generally assesses impairment at the level of cash-generating units, which are the smallest identifiable groups of assets that generate cash inflows that are largely independent of cash inflows from other assets.

The Group’s cash-generating units consist of Manitoba, Peru, Balmat and its exploration and evaluation assets.

The Group allocates exploration and evaluation assets to cash-generating units based on their operating segment, geographic location and management’s intended use for the property. Exploration and evaluation assets are allocated to cash-generating units separate from those containing producing or development-phase assets, except where exploration and evaluation assets have the potential to significantly affect the future production of producing or development-phase assets.

Goodwill is tested for impairment annually on September 30th and whenever there is an indication that the asset may be impaired.

Where an indicator of impairment exists, a formal estimate of the recoverable amount of the asset or cash-generating unit is made. The recoverable amount is the higher of the fair value less costs to sell and value in use:

•                      Fair value less costs to sell is the amount obtainable from the sale of the asset or cash-generating unit in an arm’s length transaction between knowledgeable, willing parties, less costs of disposal. Fair value for mineral assets is often determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows are discounted by an appropriate discount rate that reflects current market assessments of the time value of money and the risks specific to the asset to arrive at a net present value of the asset.

•                      Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset or cash-generating unit in its present form and its eventual disposal, discounted using an appropriate discount rate that reflects current market assessments of the time value of money and risks specific to the asset for which estimates of future cash flows have not been adjusted. Value in use calculations apply assumptions specific to the Group’s continued use and cannot take into account future development. These assumptions are different to those used in calculating fair value, and consequently the value in use calculation is likely to give a different result to a fair value calculation.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

The Group estimates future cash flows based on estimated future recoverable mine production, expected sales prices (considering current and historical commodity prices, price trends and related factors), production levels and cash costs of production, all based on detailed engineering life-of-mine plans. Future recoverable mine production is determined from reserves and resources after taking into account estimated dilution and recoveries during mining, and estimated losses during ore processing and treatment. Estimates of recoverable production from measured, indicated and inferred mineral resources are considered economically mineable and are based on management’s confidence in converting such resources to proven and probable reserves. Gains from the expected disposal of assets are not included in estimated future cash flows. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Changes in estimates may affect the expected recoverability of the Group’s investments in mining properties.

If the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the carrying amount is reduced to the recoverable amount, and an impairment loss is recognized in the income statement in the expense category consistent with the function of the impaired asset or cash-generating unit. The Group presents impairment losses related to operating assets in cost of sales. Impairment losses recognized in respect of a cash-generating unit are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to reduce the carrying amounts of other assets in the cash-generating unit on a pro rata basis.

The Group assesses previously recognized impairment losses each reporting date for any indications that the losses have decreased or no longer exist. Such an impairment loss is reversed, in full or in part, if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized for the asset in prior years. Such reversals of impairment losses are recognized in the income statement. An impairment loss recognized in relation to goodwill is not reversed for subsequent increases in the recoverable amount.

(k)              Assets held for sale:

Assets held for sale

The Group classifies non-current assets, or disposal groups consisting of assets and liabilities, as held for sale when it expects to recover their carrying amounts primarily through sale rather than through continuing use. To meet criteria to be held for sale, the sale must be highly probable, and the assets or disposal groups must be available for immediate sale in their present condition. The Group must be committed to a plan to sell the assets or disposal group, and the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

The Group measures assets or disposal groups at the lower of their carrying amount and fair value less costs to sell. Any impairment loss on a disposal group is first allocated to goodwill, and then to remaining assets and liabilities on pro rata basis, except that no loss is allocated to inventories, financial assets, deferred tax assets, employee benefit assets or investment property. Impairment losses on initial classification as held for sale and subsequent gains and losses on remeasurement are recognized in profit or loss; however, gains are not recognized in excess of any cumulative impairment loss. Upon classifying assets or disposal groups as held for sale, the Group presents the assets separately as a single amount and the liabilities separately as a single amount on the balance sheet. When an asset no longer meets the criteria for classification as an asset held for sale, the Group records the asset at the lower of its recoverable amount and the carrying amount net of depreciation before the asset was classified as held for sale.

(l)                 Pension and other employee benefits:

The Group has non contributory and contributory defined benefit programs for the majority of its Canadian employees. The defined benefit pension benefits are based on years of service and final average salary for the salaried plans and are based on a flat dollar amount combined with years of service for the hourly plans. The Group provides non pension health and other post employment benefits to certain active employees and pensioners (post employment benefits) and also provides disability income, health benefits and other post employment benefits to hourly and salaried disabled employees (other long term employee benefits).

The Group accrues its obligations under the defined benefit plans as the employees render the services necessary to earn the pension and post employment benefits. The actuarial determination of the accrued benefit obligations for pensions and post employment benefits uses the projected benefit method prorated on service (which incorporates management’s best estimate of future salary levels, other cost escalation, retirement ages of employees and other actuarial factors). For other long term employee benefits, the Group recognizes the full cost of the benefit obligation at the time the employee becomes disabled. Actuarial advice is provided by external consultants. Actuarial valuations of the pension plans and other long-term employee benefit plan are carried out at the end of each annual reporting period. Actuarial valuations of the non pension post employment benefit plan are performed triennially.

For the funded defined benefit plans, the Group recognizes the deficit or excess of the fair value of plan assets over the present value of the defined benefit obligation as a liability or an asset in the balance sheet. However, the Group recognizes an excess of assets only to the extent that it represents a future economic benefit which is available in the form of refunds from the plan or reductions in future contributions to the plan. When these criteria are not met, it is not recognized but is disclosed in the notes. Impacts of minimum funding requirements in relation to past service are considered when determining the balance sheet position.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

Defined benefit costs are categorised as follows:

•                      Service cost (including current service cost, past service cost, as well as gains and losses on curtailments and settlements and administration costs),

•                      Net interest expense or income

•                      Remeasurement.

The first two components of defined benefit costs shown above are recognized in profit or loss. Past service cost is recognized in profit or loss in the period of a plan amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset.

Pension amounts recognized include those directly related to production of inventory; such amounts are recognized initially as costs of inventory and are expensed in the income statement within cost of sales upon sale of the inventory. Refer to note 6d for a summary of pension expense recognized in the income statement.

Remeasurement, comprising actuarial gains and losses, the effect of changes to the asset ceiling (if applicable) and the return on plan assets (excluding interest), is reflected immediately in the statement of financial position with a charge or credit recognised in other comprehensive income in the period in which they occur. Remeasurement recognised in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to profit or loss.

Actuarial determinations used in estimating obligations relating to these plans incorporate assumptions using management’s best estimates of factors including plan performance, salary escalation, retirement dates of employees and drug cost escalation rates. Due to the complexity of the valuation, the underlying assumptions and its long term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date. In determining the appropriate discount rate, management considers the interest rates on corporate bonds in the respective currency with at least an AA rating, with extrapolated maturities corresponding to the expected duration of the defined benefit obligation. The mortality rate is based on publicly available mortality tables for the specific country. Future salary increases and pension increases are based on expected future inflation rates for the respective country.

The Group also has defined contribution plans providing pension benefits for certain of its salaried employees and certain of its US employees utilizing 401K plans. The Group recognizes the cost of the defined contribution plans based on the contributions required to be made during each period.

Termination benefits are recognized as an expense when the Group is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Group has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. Benefits that are payable more than one year after the reporting period are discounted to their present value.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

(m)          Provisions:

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable than an outflow of resources will be required to settle the obligation, and a reliable estimate can be made. The provisions are recorded as management’s best estimate of the amount required to settle an obligation.

Provisions are stated at their present value. The present value is determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Decommissioning, restoration and similar liabilities

Provisions are recorded for legal and constructive obligations associated with the future costs of rehabilitating the Group’s current and previous operating and development sites. Such costs are associated with decommissioning and restoration activities such as dismantling and removing structures, rehabilitating mines and tailings, and reclamation and re-vegetation of affected areas.

The present value of estimated costs is recorded in the period in which the asset is installed or the environment is disturbed and a reasonable estimate of future costs and discount rates can be made. The provision is discounted using a risk-free rate, and estimates of future cash flows are adjusted to reflect risk.

Subsequent to the initial measurement, the obligation is adjusted to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized as finance expense, whereas increases and decreases due to changes in the estimated future cash flows are capitalized and depreciated over the life of the related asset. Actual costs incurred upon settlement of the site restoration obligation are charged against the provision to the extent the provision was established for those costs. Upon settlement of the liability, a gain or loss may be recorded. For closed sites, changes to estimated costs are recognized immediately in the income statement within other operating expenses.

The Group assesses the reasonableness of its estimates and assumptions each year and when conditions change. The estimates are revised accordingly. Judgement is required to determine the scope of future decommissioning and restoration activities, as well as such estimates and assumptions including discount rates, expected timing of decommissioning and restoration costs, inflationary factors and market risks. Changes in cost estimates, which may arise from changes in technology and pricing of the individual components of the cost, result in offsetting changes to the asset and liability and corresponding changes to the associated depreciation and finance costs. In view of the uncertainties concerning these future obligations, the ultimate timing and cost of reclamation and mine closure may differ materially from these estimates.

If the change in estimate results in a significant increase in the decommissioning liability and therefore an addition to the carrying value of the asset, the Group considers whether this is an indication of impairment of the asset as a whole and, if so, tests for impairment in accordance with IAS 36, Impairment of Assets. If, for mature mines, the revised mine assets net of decommissioning and restoration liabilities exceeds the recoverable value, that portion of the increase is charged directly to expense.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

In view of the uncertainties concerning environmental remediation, the ultimate cost of decommissioning and restoration liabilities could differ materially from the estimated amounts provided. The estimate of the total liability is subject to change based on amendments to laws and regulations and as new information concerning the Group’s operations becomes available. Future changes, if any, to the estimated total liability as a result of amended requirements, laws, regulations and operating assumptions, as well as discount rates, may be significant and would be recognized prospectively as a change in accounting estimate, when applicable. Environmental laws and regulations are continually evolving in all regions in which the Group operates. The Group is not able to determine the impact, if any, of environmental laws and regulations that may be enacted in the future on its results of operations or financial position due to the uncertainty surrounding the ultimate form that such future laws and regulations may take.

Onerous contracts

A contract is considered to be onerous when the unavoidable costs of meeting obligations under the contract exceed the economic benefits expected to be received under it. The Group records a provision for any onerous contracts at the lesser of costs to comply with a contract and costs to terminate it.

Restructuring provisions

A provision for restructuring is recognized when management, with appropriate authority within the Group, has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly. Future operating costs are not provided for.

(n)              Financial Instruments:

Financial assets, financial liabilities, and non-financial derivative contracts are initially recognized at fair value plus, in the case of a financial asset or financial liability not at fair value through profit or loss, directly attributable transaction costs. Measurement in subsequent periods depends on the financial instrument’s classification. The Group uses trade date accounting for regular way purchases or sales of financial assets. The Group determines the classification of its financial instruments and non-financial derivatives at initial recognition.

Financial assets and liabilities are offset and the net amount presented in the balance sheet when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(i)                 Non-derivative financial instruments — classification:

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than those classified or designated as fair value through profit or loss (“FVTPL”) or available-for-sale. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Gains and losses are recorded in the income statement when the loans and receivables are derecognized or impaired, and through the amortization process.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Group has the positive intention and ability to hold to maturity, other than financial assets that meet the definition of loans and receivables or that are designated as FVTPL or available-for-sale. Subsequent to initial recognition, financial assets classified as held-to-maturity are held at amortized cost using the effective interest method, less any impairment losses. The Group does not currently have any financial assets classified as held-to-maturity.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not classified as loans and receivables, held-to-maturity, or fair value through profit or loss. Subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Gains and losses are recorded in other comprehensive income (“OCI”) and presented in equity within the available-for-sale reserve, with the exception of impairment losses and foreign currency differences on monetary available-for-sale financial assets, which are immediately recognized in the income statement. When available-for-sale assets are derecognized or determined to be impaired, the cumulative gain or loss previously recognized in the available-for-sale reserve is transferred to the income statement. The Group has classified investments in shares of Canadian metals and mining companies as available-for-sale assets.

Financial assets and financial liabilities at fair value through profit or loss

Financial assets and financial liabilities at FVTPL consist of those classified as held-for-trading and those designated as FVTPL on initial recognition. Financial instruments are classified as held-for-trading if they are acquired for the purpose of selling or repurchasing in the near term or if they are derivatives that are not designated in effective hedging relationships. Upon initial recognition, transaction costs are recognized in the income statement as incurred. Financial assets and financial liabilities at FVTPL are measured at fair value, and changes in fair value are recognized in other finance gains and losses except gains and losses on the non-hedge financial derivatives related to customer sales contracts are presented in revenue. The Group’s FVTPL category currently contains only derivatives and embedded derivatives. During the years ended December 31, 2013 and December 31, 2012, the Group’s financial assets and liabilities at FVTPL consisted of derivatives, embedded derivatives and investments in warrants classified as held-for-trading; the Group did not have any financial assets or liabilities designated as FVTPL on initial recognition.

Financial liabilities at amortized cost

Subsequent to initial recognition, the Group measures financial liabilities, other than those at FVTPL and those that are derivatives in designated hedging relationships, at amortized cost using the effective interest method. Gains and losses on derecognition are recognized in other finance gains and losses.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

(ii)              Derivatives:

Derivatives are initially recognized at fair value when the Group becomes a party to the derivative contract and are subsequently re-measured to fair value at the end of each reporting period. The resulting gain or loss is recognized in the income statement immediately unless the derivative is designated and effective as a hedging instrument. Derivatives with positive fair value are recognized as assets; derivatives with negative fair value are recognized as liabilities.

Contracts to buy or sell non-financial items that meet the definition of a derivative but were entered into and are held in accordance with the Group’s expected purchase, sale or usage requirements are not recognized as derivatives. Such contracts are recorded as non-derivative purchases and sales.

(iii)           Embedded derivatives:

The Group considers whether a contract contains an embedded derivative when it becomes a party to the contract. Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at FVTPL.

(iv)          Hedge accounting:

The Group may use derivatives and non-derivative financial instruments to manage exposures to interest, currency, credit and other market risks. Where hedge accounting can be applied, a hedging relationship is designated as a fair value hedge, a cash flow hedge or a hedge of a net investment in a foreign operation. The purpose of hedge accounting is to ensure that gains, losses, revenues and expenses from effective hedging relationships are recorded in the income statement in the same period.

At the inception of a hedge, the Group formally documents the hedging relationship and the risk management objective and strategy for undertaking the hedge. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows. The Group tests effectiveness each period.

In a cash flow hedging relationship, the effective portion of changes in the fair value of the hedging derivative is recognized in other comprehensive income and presented in the hedging reserve in equity. The gain or loss relating to the ineffective portion is recognized immediately in the income statement and is included in other finance gains and losses. Amounts previously recognized in other comprehensive income are reclassified to the income statement in the same periods as the hedged cash flows affect profit or loss and are presented on the same line of the income statement as the recognized hedged item. When the hedged item is a non-financial asset or liability, the amounts previously recognized in other comprehensive income are reclassified to the carrying amount of the non-financial asset or liability.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

Hedge accounting is discontinued prospectively if the hedging instrument is sold, terminated or exercised, if the hedge no longer meets criteria for hedge accounting, or if the Group revokes the hedge designation. In these cases, any gain or loss accumulated in equity (in the hedging reserve) remains in equity until the forecast transaction occurs, at which time it is reclassified to the income statement. If the forecast transaction is no longer expected to occur, any gain or loss accumulated in equity is reclassified immediately from equity to the income statement.

(v)             Fair values of financial instruments:

The fair value of a financial instrument is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s-length transaction.

Fair values of financial instruments traded in active markets are determined based on quoted market prices, where available. Bid prices are used for assets held or liabilities to be issued; asking prices are used for assets to be acquired or liabilities held.

For financial instruments not traded in an active market, fair values are determined based on appropriate valuation techniques. Such techniques may include discounted cash flow analysis, using recent arm’s-length market transactions, reference to the current fair value of another instrument that is substantially the same, and other valuation models.

The Group applies a hierarchy to classify valuation methods used to measure financial instruments carried at fair value. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

•                       Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

•                       Level 2: Valuation techniques use significant observable inputs, either directly (i.e., as prices) or indirectly (i.e., derived from prices), or valuations are based on quoted prices for similar instruments; and

•                       Level 3: Valuation techniques use significant inputs that are not based on observable market data (unobservable inputs).

An analysis of fair values of financial instruments is provided in note 30.

(vi)          Impairment of financial instruments:

Each reporting date, the Group assesses financial assets not carried at FVTPL to determine whether there is objective evidence of impairment. A financial asset or group of financial assets is impaired if objective evidence indicates that one or more events occurred after initial recognition of the asset that negatively affected the estimated future cash flows of the financial asset or group of financial assets.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

Objective evidence that financial assets are impaired can include significant financial difficulty of the issuer or debtor, default or delinquency in interest or principal payments, restructuring of an amount due to the Group on terms that the Group would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, or the disappearance of an active market for a security. For an investment in an equity security, a significant or prolonged decline in the fair value of the security below its cost is also objective evidence of impairment.

Impairment of financial assets carried at amortized cost:

The Group considers evidence of impairment for loans and receivables and any held-to-maturity investments at both a specific asset and collective level. First, the Group specifically assesses financial assets that are individually significant and groups of financial assets that are not individually significant. If evidence of impairment is not identified in the specific assessment, the Group then groups assets based on similar credit risk characteristics (excluding any assets that were specifically determined to be impaired) and collectively assesses them for impairment. Objective evidence of impairment for a portfolio of receivables could include the Group’s past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period, as well as observable changes in national or local economic conditions that correlate with default on receivables.

If there is objective evidence that an impairment loss has been incurred, the Group measures the amount of the loss as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred), discounted at the financial asset’s original effective interest rate.

In recording the impairment loss, the Group recognizes impairment loss in the income statement and reduces the carrying amount of the financial asset using an allowance account, unless the Group is satisfied that no recovery of the amount owing is possible; at that point amounts are considered unrecoverable and are written off against the financial asset directly.

If, in a subsequent year, the amount of the estimated impairment loss decreases as a result of an event occurring after the impairment was recognized, the Group reverses all or a portion of the previously recognized impairment loss by adjusting the asset carrying value or the allowance account and recognizing the reversal in the income statement in other finance gains and losses.

Impairment of available-for-sale financial assets:

Impairment losses on available-for-sale investments are recognized by transferring the cumulative loss that has been recognized in other comprehensive income (and presented in the available-for-sale reserve in equity) to the income statement. The amount of the impairment loss is the difference between the investment’s acquisition costs, net of any principal repayments and amortization, and its current fair value, less any impairment loss previously recognized in the income statement.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

Impairment losses recognized in the income statement related to available-for-sale equity investments are not subsequently reversed. Any subsequent increases in fair value of the equity investments are recognized in other comprehensive income. However, impairment losses recognized related to available-for-sale debt instruments are subsequently reversed, in whole or in part, if the fair value of the debt instrument increases as a result of an event occurring after the impairment loss was recognized, and the amount of the reversal is recognized in the income statement in other finance gains and losses.

The Group presents impairment losses and reversals of impairment losses recognized in the income statement in other finance gains and losses.

(vii)       Derecognition of financial instruments:

The Group derecognizes financial assets when the contractual rights to the cash flows from the assets expire, or when the Group transfers the rights to receive the contractual cash flows on the financial assets in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability. The Group derecognizes financial liabilities when its contractual obligations are discharged or cancelled or expire.

(o)              Taxation:

Current Tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Hudbay is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for anticipated tax issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will affect the income tax and deferred tax provisions in the period in which such determination is made.

Additionally, future changes in tax laws in the jurisdictions in which the Group operates could limit the ability of the Group to obtain tax deductions in future periods.

Deferred Tax

Deferred tax is recognized using the balance sheet method in respect of temporary differences at the balance sheet date between the tax basis of assets and liabilities, and their carrying amounts for financial reporting purposes.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

•                      where the deferred income tax liability arises from the initial recognition of goodwill, or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•                      in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilized, except:

•                      where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•                      in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

To the extent that it is probable that taxable profit will be available to offset the deductible temporary differences, the Group recognizes the deferred tax asset regarding the temporary difference on decommissioning, restoration and similar liabilities and recognizes the corresponding deferred tax liability regarding the temporary difference on the related assets.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered.

Judgement is required in determining whether deferred tax assets are recognized on the balance sheet. Deferred tax assets, including those arising from unutilized tax losses, require management to assess the likelihood of taxable profit in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability to realize the net deferred tax assets recorded at the balance sheet date could be affected.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which the asset is realized or the liability is settled, based on tax rates and tax laws enacted or substantively enacted at the balance sheet date.

Deferred income tax assets and deferred income tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Current and deferred taxes relating to items recognized outside profit or loss (whether in other comprehensive income or directly in equity) are recognized outside profit or loss and not in the income statement. Mining taxes and royalties are treated and disclosed as current and deferred taxes if they have the characteristics of an income tax.

(p)              Share capital and reserves:

Transaction costs

Transaction costs directly attributable to equity transactions are recognized as a deduction from equity.

Other capital reserve

The other capital reserve is used for equity-settled share-based payments and includes amounts for stock options granted and not exercised.

Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign operations. Translation gains and losses remain in the reserve until disposal of all or a portion of the foreign operation.

Hedging reserve

The hedging reserve contains the effective portion of the cumulative change in the fair value of cash flow hedging derivative instruments related to hedged transactions that have not yet occurred.

Available-for-sale reserve

The available-for-sale reserve contains the cumulative change in the fair value of available-for-sale investments with the exception of impairment losses and foreign currency differences on monetary available-for-sale assets. Gains and losses are reclassified to the income statement when the available-for-sale investments are impaired or derecognized.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

(q)              Share-based payments:

Hudbay offers a Deferred Share Unit (“DSU”) plan for non-employee members of the Board of Directors and a Restricted Share Unit (“RSU”) plan and stock option plan for employees. These plans are included in provisions on the balance sheet and further described in note 25.

Cash-settled transactions, consisting of DSUs and RSUs, are initially measured at fair value and recognized as an obligation at the grant date. The liabilities are remeasured to fair value at each reporting date up to and including the settlement date, with changes in fair value recognized in the income statement. The Group values the liabilities based on the change in the Company’s share price. Additional DSUs and RSUs are credited to reflect dividends paid on Hudbay common shares over the vesting period. DSU and RSU liabilities are included in provisions on the balance sheet, and changes in the fair value of the liabilities are recorded in the income statement. The current portion of the liability reflects those grants that have vested or that are expected to vest within twelve months.

DSUs vest on the grant date and are redeemable when a participant is no longer a member of the Board of Directors. Issue and redemption prices of DSUs are based on the average closing price of the Company’s common shares for the five trading days prior to issuance or redemption.

RSUs vest on or before December 31st of the third calendar year after the grant date. Hudbay may settle RSUs on the vest date with either a cash payment or shares, for RSUs granted under its Long-Term Equity Plan, or cash only for RSUs granted under its Share Unit Plan, in each case based on the closing price of the Company’s common shares shortly prior to the vest date. The Company has determined that the appropriate accounting treatment is to classify the RSUs as cash settled transactions. Except in specified circumstances, RSUs terminate when an employee ceases to be employed by the Group. Valuations of RSUs reflect estimated forfeitures.

Equity-settled transactions with employees relate to stock options and are measured by reference to the fair value at the earlier of the grant date and the date that the employees unconditionally became entitled to the awards. Fair value is determined using a Black-Scholes option pricing model, which relies on estimates of the future risk-free interest rate, future dividend payments, future share price volatility and the expected average life of the options. The Group believes this model adequately captures the substantive features of the option awards and is appropriate to calculate their fair values. The fair value determined at the grant date is recognized over the vesting period in accordance with vesting terms and conditions, with a corresponding increase to other capital reserves. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

(r)               Earnings per share:

The Company presents basic and diluted earnings (loss) per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, which currently consist of stock options granted to employees.

When calculating earnings per share for periods where the Group has a loss, Hudbay’s calculation of diluted earnings per share excludes any incremental shares from the assumed conversion of stock options as they would be anti-dilutive.

(s)                Leases:

Finance leases, under which substantially all the risks and rewards incidental to ownership of the leased item are transferred to the Group, are capitalized as assets at the inception of the lease at the lower of fair value or the present value of the minimum lease payments. Lease payments are apportioned between finance charges and the reduction of the liability so as to achieve a constant periodic rate of interest on the remaining balance of the liability. Finance charges are reflected in the income statement as finance costs. The Group currently does not have any finance leases.

Under operating lease arrangements, the risks and rewards incidental to ownership are not transferred to the Group. Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term.

(t)                 Segment reporting:

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses and for which discrete financial information is available. The Group’s chief executive officer regularly reviews the operating results of each operating segment to make decisions about resources to be allocated to the segment and assess its performance. In determining operating segments, the Group considers location and decision-making authorities. Refer to note 34.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

4.                   New standards

New standards and interpretations adopted in the year

As required by the IASB, effective January 1, 2013 the Group adopted amended IAS 19 Employee Benefits:

•                       The Group has non-contributory and contributory defined benefit programs for the majority of its Canadian employees. The defined benefit pension benefits are based on years of service and final average salary for the salaried plans and are based on a flat dollar amount combined with years of service for the hourly plans. The Group provides non-pension health and other post-employment benefits to certain active employees and pensioners (post-employment benefits) and also provides disability income, health benefits and other post-employment benefits to hourly and salaried disabled employees (other long term employee benefits).

This amended version of the standard revises certain aspects of the accounting for pension plans and other employee benefits. The adoption of the amendment eliminates the corridor method of accounting for defined benefit plans and requires the net defined benefit liability (asset) to be recognized on the balance sheet without any deferral of actuarial gains and losses and past service costs as previously allowed. Past service costs are required to be recognized immediately in the consolidated income statement. Interest cost and expected return on plan assets used in the previous version of IAS 19 are replaced with a ‘net-interest’ amount under amended IAS 19, which is calculated by applying the discount rate to the net defined benefit liability or asset. Retirement benefit costs consist of service costs, net interest and remeasurements, with remeasurements being recorded in OCI. The Group will be accumulating all the remeasurements in accumulated OCI at the end of each reporting period. Pension plan administration costs are to be expensed as incurred. The definition of short- and long-term benefits has been clarified based on expected settlement date. Additional disclosures are required, including more comprehensive disclosure on the significant actuarial assumptions and related sensitivity analysis. The amendments are required to be applied retrospectively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. The Group has adjusted its opening equity as at January 1, 2012 to recognize previously unrecognized past service costs and actuarial gains and losses. The post-employment benefits interest expense and employee benefit expense for the comparable period have been adjusted to reflect the accounting changes for defined benefit plans. The adjustments for each financial statement line item affected are presented in the table below.

Pension expense and remeasurements were determined using the same assumptions and methods used at December 31, 2012 with the exception that the discount rate has been updated to 4.94% and the mortality table has been updated to the draft RPP 2014 Private Sector Mortality Table with projection scale CPM-A for re measurement purposes.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

Adjustment to consolidated balance sheet

	Dec. 31, 2013	Dec. 31, 2012	Jan. 1, 2012
Equity before accounting changes	$1,710,154	$1,761,280	$1,815,664
Increase in pension obligation	(68,461)	(103,506)	(58,304)
Increase in other employee benefits	(23,796)	(32,129)	(20,870)
Decrease in deferred tax liabilities	17,714	28,126	15,693
Equity after accounting change	$1,635,611	$1,653,771	$1,752,183

Adjustment to consolidated income statement

	Year ended December 31
	2013	2012

Profit (loss) before accounting change	$(113,877)	$(21,170)
Decrease (increase) to cost of sales	7,220	(3,711)
Decrease (increase) to selling and administrative expenses	—	(57)
(Increase) decrease to tax expense	(2,619)	1,475
(Increase) decrease to loss	4,601	(2,293)
Profit (loss) after accounting change	$(109,276)	$(23,463)
Adjustment to loss per share as a result of change in net income (Basic and diluted)	0.03	(0.01)

Adjustment to consolidated statement of comprehensive income

	Year ended December 31
	2013	2012

Comprehensive income (loss) before accounting change	$(40,238)	$(23,537)
(Decrease) increase in OCI for remeasurement of post-employment benefit liabilities	6,802	(11,978)
Increase (decrease) in OCI for remeasurement of pension	29,356	(40,711)
(Decrease) increase to income tax related to adjustment for remeasurement of pensions	(7,792)	10,954
Increase (decrease) in net income	4,601	(2,293)
Increase (decrease) to OCI	32,967	(44,028)
Comprehensive income (loss) after accounting change	$(7,271)	$(67,565)

There was no impact to total operating, investing and financing activities on the consolidated statements of cash flow.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

As required by the IASB, effective January 1, 2013 the Group also adopted the following standards and amendments to IFRS:

•                       IFRS 10 Consolidated Financial Statements - this standard replaces the guidance in IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation - Special Purpose Entities. IAS 27 (2011) Separate Financial Statements carries forward the existing accounting requirements for separate financial statements. IFRS 10 provides a single model to be applied in the control analysis for all investees. The Group’s adoption of IFRS 10 had no effect on its consolidated financial statements.

•                       IFRS 11 Joint Arrangements - this standard replaces the guidance in IAS 31 Interests in Joint Ventures and classifies joint arrangements as either joint operations or joint ventures based on an entity’s rights and obligations. The Group’s adoption of IFRS 11 had no effect on its consolidated financial statements.

•                       IFRS 12 Disclosure of Interests in Other Entities - this standard contains disclosure requirements for entities that have interests in subsidiaries, joint arrangements (i.e., joint operations or joint ventures), associates and/or unconsolidated structured entities. The Group’s adoption of IFRS 12 required no additional disclosure in its consolidated financial statements.

•                       Amendments to IFRS 10, IFRS 11 and IFRS 12: Transition guidance - this amendment clarifies certain transitional guidance on the application of IFRS 10, IFRS 11 and IFRS 12 for the first time. The Group’s adoption of these amendments had no effect on its consolidated financial statements.

•                       IFRS 13 Fair Value Measurement - this standard replaces the fair value measurement guidance contained in individual IFRS with a single source of fair value measurement guidance. The measurement of the fair value of an asset or liability is based on assumptions under current market conditions including assumptions about risk. The Group’s prospective adoption of IFRS 13 did not require any adjustment to the valuation techniques currently used to measure fair value and did not result in any measurement adjustments as at January 1, 2013.

•                       Amendments to IAS 28 Investments in Associates and Joint Ventures - these amendments carry forward the requirements of IAS 28 (2008), with limited amendments related to associates and joint ventures held for sale, as well as to changes in interests held in associates and joint ventures when an entity retains an interest in the investment. The Group’s adoption of these amendments had no effect on its consolidated financial statements.

•                       Amendments to IFRS 7 Financial Instruments: Disclosures - this amendment contains new disclosure requirements related to offsetting of financial assets and liabilities. The Group’s adoption of these amendments had no effect on its consolidated financial statements.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

•                       Amendments to IAS 1 Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income - these amendments require separate presentation of the items of other comprehensive income (“OCI”) that may be reclassified to profit or loss in the future from those that will never be reclassified to profit or loss. The Group’s adoption of this amendment resulted in a different presentation within the statement of comprehensive income and the other comprehensive income note (note 27), as the items that will never be reclassified from profit or loss are separated from those that will be.

•                       IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine - this interpretation provides guidance on the accounting for waste removal costs that are incurred in surface mining activity during the production phase of a mine. The Group’s adoption of this standard had no effect on its consolidated financial statements as the Group does not have any surface mines in the production phase.

New standards and interpretations not yet adopted

IFRS 9 Financial Instruments

IFRS 9 Financial Instruments (“IFRS 9 (2009)”) replaces the guidance in IAS 39 Financial Instruments: Recognition and Measurement, on the classification and measurement of financial assets. IFRS 9 (2009) retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flow of the financial asset. Gains and losses on remeasurement of financial assets measured at fair value will be recognized in profit or loss, except that for an investment in an equity instrument which is not held-for-trading, IFRS 9 (2009) provides, on initial recognition, an irrevocable election to present all fair value changes from the investment in OCI. The election is available on an individual share-by-share basis. Amounts presented in OCI will not be reclassified to profit or loss at a later date. The new standard also requires use of a single impairment method, replacing the multiple impairment methods in IAS 39, and amends some of the requirements of IFRS 7 Financial Instruments: Disclosures.

IFRS 9 (2010) added guidance to IFRS 9 (2009) on the classification and measurement of financial liabilities, and this guidance is consistent with the guidance in IAS 39, except for changes related to financial liabilities measured at fair value under the fair value option and derivative liabilities that are linked to and must be settled by delivery of an unquoted equity instrument.

IFRS 9 (2010) supersedes IFRS 9 (2009) and an effective date has not yet been confirmed. The Group has not yet determined the effect of adoption of IFRS 9 (2010) on its consolidated financial statements.

IAS 32 Offsetting Financial Assets and Liabilities

In October 2009, the IASB issued an amendment to IAS 32 Offsetting Financial Assets and Liabilities, which clarifies certain aspects of offsetting and net and gross settlement. The Group intends to adopt the amendments to IAS 32 in its financial statements for the annual period beginning on January 1, 2014. The Group has not yet determined the effect of adoption of the amendment to IAS 32 on its consolidated financial statements.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

IFRIC 21 Levies

This IFRIC was amended by the IASB in June 2013. IFRIC 21 provides guidance on the accounting for levies within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The main features of IFRIC 21 are: (i) the obligating event that gives rise to a liability to pay a levy is the activity that triggers the payment of the levy, as identified by the legislation, and (ii) the liability to pay a levy is recognized progressively if the obligating event occurs over a period of time. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014. The Group has not yet determined the effect of adoption of IFRIC 21 on its consolidated financial statements.

5.                   Assets held for sale

The Group’s wholly owned subsidiary, Hudbay Michigan Inc. (“Hudbay Michigan”), owns a 51% interest in Back Forty Joint Venture LLC, which owns the Back Forty project in Michigan; the remaining 49% is owned by Aquila Resources Inc. (“Aquila”). Hudbay Michigan’s primary focus is the exploration and development of the Back Forty project in Michigan, USA. In July 2012, the Company suspended development activities at the Back Forty project. At December 31, 2013, the Group was in the final stages of a sale of its Back Forty project in Michigan, and concluded it met criteria for classification as an asset held for sale at that time.

As at December 31, 2013, Hudbay’s carrying value prior to classification as an asset held for sale exceeded the fair value less costs to sell and therefore an impairment of $11,939 was recorded, in addition to the $3,417 impairment that was recorded in the third quarter of 2013. The Group determined the fair value based on share consideration and other consideration included in the sales agreement. Hudbay Michigan is reported within the Other operating segment.

The sale closed on January 17, 2014 and final share consideration valued at $2,425 was received (18,650,193 common shares of Aquila based on a price of $0.13 per share). Including the shares issued in the transaction, the Company owns and controls 33,017,758 Aquila common shares, representing approximately 18.0% of the issued and outstanding shares. The sale was completed pursuant to a previously announced purchase agreement dated November 7, 2013. As the sale closed after December 31, 2013, the Back Forty project was reported as an asset held for sale in the annual financial statements.

As at December 31, 2013, the major classes of assets of Back Forty were as follows:

Current assets	$78
Property, plant and equipment — exploration and evaluation assets	5,786
Assets held for sale	$5,864

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

6.                   Revenue and expenses

(a)              Revenue

The Group’s revenue by significant product types:

	Year ended December 31
	2013	2012
Copper	$210,353	$343,691
Zinc	219,125	222,570
Gold	99,531	131,770
Silver	14,368	20,979
Other	5,796	6,364
	549,173	725,374
Less: treatment and refining charges	19,853	22,709
Less: pre-production revenue	12,519	115

	$516,801	$702,550

Pre-production revenue in the year ended December 31, 2013 relates to revenue earned from production at the Group’s Lalor, 777 North and Reed projects in Manitoba. Revenues related to inventory produced prior to commencement of commercial production are being credited against capital costs rather than recognized as revenue in the income statement.

(b)              Depreciation and amortization

Depreciation of property, plant and equipment and amortization of intangible assets are reflected in the income statements as follows:

	Year ended December 31
	2013	2012
Total depreciation and amortization presented in:
Cost of sales	$76,714	$75,801
Selling and administrative expenses	795	803

	$77,509	$76,604

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

(c)               Share-based payment expense

				Total
	Equity-settled	Cash-settled		share-based
	Stock	RSUs	DSUs	payment
	Options	(note 25)	(note 25)	expense
Year ended December 31, 2013
Share-based payment expense presented in:
Cost of sales	$—	$1,021	$—	$1,021
Selling and administrative expenses	—	2,531	728	3,259
Other operating expenses	—	544	—	544
Exploration and evaluation	—	27	—	27

	$—	$4,123	$728	$4,851
Year ended ended December 31, 2012
Share-based payment expense presented in:
Cost of sales	$—	$1,377	$—	$1,377
Selling and administrative expenses	552	2,308	1,125	3,985
Other operating expenses	—	334	—	334
Exploration and evaluation	—	73	—	73

	$552	$4,092	$1,125	$5,769

(d)              Employee benefits expense

This table presents employee benefit expense recognized in the Group’s income statement, including amounts transferred from inventory upon sale of goods.

	Year ended December 31
	2013	2012 [1]
Current employee benefits	$130,813	$132,544
Profit-sharing plan expense	7,771	16,888
Share-based payments (notes 6c, 25)
Equity settled stock options	—	552
Cash-settled restricted share units	4,123	4,092
Cash-settled deferred share units	728	1,125
Employee share purchase plan	1,408	1,248
Post-employment pension benefits
Defined benefit plans	15,897	28,020
Defined contribution plans	962	936
Other post-retirement employee benefits	11,464	11,417
Termination benefits	1,357	1,286
Restructuring	281	1,799
	$174,804	$199,907

1 Prior year balances differ primarily as a result of IAS19 adjustments (note 4)

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

Manitoba has a profit sharing plan whereby 10% of the Manitoba business unit’s after tax profit (excluding provisions or recoveries for deferred income tax and deferred mining tax) for any given fiscal year will be distributed to all eligible employees in the Flin Flon/Snow Lake operations, with the exception of executive officers and key management personnel.

The Group has an employee share purchase plan for executives and other eligible employees where participants may contribute between 1% and 10% of their pre-tax base salary to acquire Hudbay shares. The Group makes a matching contribution of 75% of the participant’s contribution.

See note 21 for a description of the Group’s pension plans and note 22 for the Group’s other employee benefit plans.

(e)               Other operating income and expenses

	Year ended
	December 31
	2013	2012
Other operating income
Other income	(913)	(2,316)

Other operating expenses
Cost of non-producing properties	$6,524	$11,332
Net loss on write down of property, plant and equipment	2,673	—
	$9,197	$11,332

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

(f)                Finance income and expenses

	Year ended
	December 31
	2013	2012
Finance income
Interest income	$(10,802)	$(6,217)
Less: adjustment to interest capitalized (note 13)	7,308	—
	(3,494)	(6,217)

Finance expenses
Interest expense on long-term debt	58,655	14,205
Unwinding of accretion on financial liabilities at amortized cost (note 17)	2,126	2,323
Unwinding of discounts on provisions (note 20)	3,304	3,036
Other finance fees	5,617	11,822
	69,702	31,386
Less: interest capitalized (note 13)	(60,781)	(16,528)
	8,921	14,858

Other finance (gains) losses
Net foreign exchange losses	24,522	937
Ineffective gains on cash flow hedges	—	(14)
Change in fair value of financial assets and liabilities at FVTPL:
Prepayment option embedded derivative (note 18)	2,839	(1,880)
Classified as held-for-trading	241	2,900
(Gain) loss reclassified from equity on disposal of available-for-sale investments (note 27)	(67)	8
(Reversal of) loss from impairment of non-trade receivable	(129)	2,568
Reclassified from equity on impairment of available-for-sale investments (note 27)	16,291	40,181
	43,697	44,700
Net finance expense	$49,124	$53,341

Interest expense related to the other financial liabilities at amortized cost and long term debt is capitalized to the Constancia project (notes 17, 18).

During the years ended December 31, 2013 and December 31, 2012, the Group recognized impairment losses on investments in listed shares and transferred pre-tax losses of $16,291 and $40,181 respectively, from the available-for-sale reserve within equity to the income statement. During the year ended December 31, 2012, the Group recognized an impairment loss of $2,568 related to a non-trade receivable. Other finance fees for the year ended December 31, 2012 related mainly to amounts associated with efforts to arrange financing for development projects.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

(g)              Impairment

During the year ended December 31, 2013, the Group recognized an impairment loss of $15,356 related to its Back Forty project in Michigan. This was determined based on the difference between carrying value and fair value less cost to sell which was determined based on the fair value of the consideration to be received for the sale of the asset (see note 5). The Group has allocated the impairment loss to the exploration and evaluation assets related to the Back Forty project. These assets are presented within the assets held for sale line item on the balance sheet. On the consolidated income statements, the impairment loss is presented in the asset impairment loss line item. The Group has presented the impairment loss within the Other operating segment.

7.                   Cash and cash equivalents

	Dec. 31, 2013	Dec. 31, 2012	Jan. 1, 2012

Cash on hand and demand deposits	$424,696	$1,292,414	$899,077
Short-term money market instruments with maturities of three months or less at acquisition date	206,731	44,674	—
	$631,427	$1,337,088	$899,077

8.                   Trade and other receivables

	Dec. 31, 2013	Dec. 31, 2012	Jan. 1, 2012
Current
Trade receivables	$41,144	$42,062	$27,405
Embedded derivatives - provisional pricing (note 30c)	1,307	(937)	(1,407)
Statutory receivables	116,185	10,309	8,325
Other receivables	9,662	1,442	6,063
	168,298	52,876	40,386
Less: allowance for bad debts	—	—	77
	168,298	52,876	40,309
Non-current
Statutory receivables - Peruvian sales tax	57,376	43,149	5,212
	$225,674	$96,025	$45,521

For the year ending December 31, 2013, $114,651 of the current statutory receivables and all of the non-current statutory receivable relate to refundable sales taxes in Peru that Hudbay Peru has paid on capital expenditures for its Constancia project. The non-current portion has not been discounted given it is a statutory receivable. Hudbay Peru expects to receive the current portion within a year and the non-current refunds once the project reaches commercial production, as the accumulated sales tax pool is refundable up to 18% of the revenue earned each month. Significant judgements are required on measurement and classification of Peruvian sales taxes paid on capital expenditures (note 2d).

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

9.                   Inventories

	Dec. 31, 2013	Dec. 31, 2012	Jan. 1, 2012
Current
Work in progress	$7,718	$6,141	$4,362
Finished goods	30,746	38,750	58,730
Materials and supplies	13,737	13,518	14,058
	52,201	58,409	77,150
Non-current
Materials and supplies	7,888	5,852	5,721
	$60,089	$64,261	$82,871

The cost of inventories recognized as an expense and included in cost of sales amounted to $308,065 for the year ended December 31, 2013 (year ended December 31, 2012 - $366,076).

During the year ended December 31, 2013, the Group recognized an expense of $5,011 in cost of sales related to write-downs of the carrying value of zinc inventories to net realizable value (December 31, 2012 - $16,805).

10.            Prepaid expenses and other current assets

	Dec. 31, 2013	Dec. 31, 2012	Jan. 1, 2012
Current
Prepayments to suppliers related to capital projects	$18,962	$12,732	$3,764
Prepaid insurance	5,516	5,769	5,311
Other	4,439	5,469	4,889
	$28,917	$23,970	$13,964

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

11.            Other financial assets

	Dec. 31, 2013	Dec. 31, 2012	Jan. 1, 2012
Current
Derivative assets	$807	$2,442	$3,112
Non-current
Available-for-sale investments	48,281	71,260	98,279
Investments at fair value through profit or loss	7	220	2,090
Derivative assets	—	—	132
Restricted cash	22,894	1,655	1,692
	71,182	73,135	102,193
	$71,989	$75,577	$105,305

Available-for-sale investments

Available for sale investments consist of investments in metals and mining companies, most of which are publicly traded. During the years ended December 31, 2013 and December 31, 2012, the Group recognized impairment losses on investments in listed shares and transferred pre-tax losses of $16,291 and $40,181, respectively, from the available-for-sale reserve within equity to the income statement (notes 6f and 27).

The following table summarizes the change in available-for-sale investments:

	Dec. 31, 2013	Dec. 31, 2012
Balance, beginning of year	$71,260	$98,279
Additions	7,516	4,049
Decrease from remeasurement to fair value (note 27)	(30,254)	(29,852)
Disposals	(241)	(1,216)
Balance, end of year	$48,281	$71,260

Credit facility, letters of credit and restricted cash

On November 3, 2010, Hudbay arranged a revolving credit facility with a syndicate of lenders. In September 2013, the Company entered into various amendments with the lenders. The facility has a maturity date of September 12, 2016, is secured by a pledge of assets of the Company, and is unconditionally guaranteed by Hudbay’s non Peruvian material subsidiaries. The available amount under the facility is the lesser of US$100,000 and a borrowing base related to accounts receivable and inventory, which was US$72,820 ($77,451) at December 31, 2013. Upon closing in 2010, restricted cash on deposit to support letters of credit was reclassified to cash and cash equivalents. As at December 31, 2013, the Manitoba business unit had outstanding letters of credit in the amount of $64,084 (December 31, 2012 - $64,524).

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

As required by Peruvian law, Hudbay Peru is to provide security with respect to its decommissioning and restoration obligations. Hudbay Peru provided the first annual deposit, the value which was $21,124 as at December 31, 2013, in the form of a letter of credit and reclassified cash on deposit with a Peruvian bank to support the letter of credit from cash and cash equivalents to restricted cash.

12.    Intangible assets - computer software

	Dec. 31, 2013	Dec. 31, 2012

Cost
Balance, beginning of year	$15,012	$12,679
Additions	2,507	2,333
Balance, end of year	17,519	15,012

Accumulated amortization
Balance, beginning of year	2,119	807
Amortization for the year	1,827	1,312
Balance, end of year	3,946	2,119
Net book value	$13,573	$12,893

13.    Property, plant and equipment

	Exploration and	Capital
	evaluation	works in	Mining	Plant and
Dec. 31, 2013	assets	progress	properties	equipment	Total

Cost
Cost, beginning of year	$35,119	$1,318,523	$399,230	$614,510	$2,367,382
Additions	1,654	797,462	111,675	—	910,791
Impairment	(15,356)	—	—	—	(15,356)
Transfer to assets held for sale	(5,786)	—	—	—	(5,786)
Decommissioning and restoration	—	9,219	—	(25,766)	(16,547)
Interest capitalized (note 6f)	—	53,473	—	—	53,473
Depreciation capitalized	—	667	420	—	1,087
Transfers and other movements	—	(85,118)	—	85,118	—
Disposals	—	—	—	(9,866)	(9,866)
Effects of movement in exchange rates	1,209	83,901	—	—	85,110
Balance, end of year	16,840	2,178,127	511,325	663,996	3,370,288
Accumulated depreciation
Balance, beginning of year	—	—	330,199	305,010	635,209
Depreciation for the year	—	—	32,040	44,502	76,542
Disposals	—	—	—	(6,538)	(6,538)
Balance, end of year	—	—	362,239	342,974	705,213
Net book value	$16,840	$2,178,127	$149,086	$321,022	$2,665,075

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

	Exploration and	Capital
	evaluation	works in	Mining	Plant and
Dec. 31, 2012 (restated, note 2f)	assets	progress	properties	equipment	Total

Cost
Cost, beginning of year	$36,994	$786,844	$378,335	$576,898	$1,779,071
Additions	2,304	563,621	18,594	495	585,014
Decommissioning and restoration	—	3,217	—	4,982	8,199
Interest capitalized (note 6f)	—	16,528	—	—	16,528
Depreciation capitalized	—	441	420	—	861
Transfers and other movements	(3,743)	(37,636)	—	41,379	—
Disposals	—	(125)	—	(8,337)	(8,462)
Effects of movement in exchange rates	(166)	(14,055)	—	—	(14,221)
Other	(270)	(312)	1,881	(907)	392
Balance, end of year	35,119	1,318,523	399,230	614,510	2,367,382
Accumulated depreciation
Balance, beginning of year	—	312	304,112	267,479	571,903
Depreciation for the year	—	—	25,113	44,969	70,082
Disposals	—	—	—	(7,438)	(7,438)
Other	—	(312)	974	—	662
Balance, end of year	—	—	330,199	305,010	635,209
Net book value	$35,119	$1,318,523	$69,031	$309,500	$1,732,173

Refer to note 3i for a description of depreciation methods used by the Group and note 3i(vi) for depreciation rates of major classes of assets. Depreciation of property, plant and equipment and intangible assets related to producing properties is initially recognized in inventory and is then transferred to the cost of sales in the income statements as sales occur. Refer to note 6b for amounts recognized in the income statement.

The Group has determined that the level of activity that represents commercial production for phase 1 of Lalor, Reed and 777 North is production of an average of 60% design capacity over a three-month period. On March 31, 2013 and June 30, 2013, phase 1 of the Lalor mine and the 777 North mine met the threshold, respectively. The Group concluded that commercial production related to phase 1 at the Lalor mine and the 777 North mine commenced on April 1, 2013 and July 1, 2013, respectively, at which time the carrying value of the related assets within capital works in progress was reclassified to plant and equipment and mine development and depreciation of the assets commenced.

During the year ended December 31, 2013, the Group recognized an impairment loss of $15,356 related to its Back Forty project in Michigan (note 6g). The Group has allocated the impairment loss to the exploration and evaluation assets related to the Back Forty project.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

As described in note 3j, at the end of each reporting period, the Group reviews the carrying amounts of its property, plant and equipment, exploration and evaluation assets and computer software (note 12) to determine whether there is any indication of impairment. One of the factors management considers in making this assessment is whether the carrying amounts of the Group’s net assets exceeds its market capitalization, in which case management applies judgement to determine the reason for the difference. Based on Hudbay’s listed share price of $8.74 at December 31, 2013, the carrying amount of the Group’s net assets exceeded its market capitalization by approximately $123,597 (2012 - $35,000). Management determined that this decline reflected a temporary correction in the market and was not a reflection of issues in any one of the Group’s cash-generating units. Management concluded this decline was not an indicator of impairment as at December 31, 2013.

14.    Goodwill

The Group performs impairment testing for its goodwill on an annual basis, as at September 30, and more frequently if there are indicators of impairment. As at September 30, 2013, the Group assessed the recoverable amount of its South American business cash-generating unit (“CGU”) which is the only unit which includes goodwill. Goodwill of $71,373 has been allocated to the South American business unit.

For the impairment test, fair value less costs to sell (“FVLCS”) was used to determine the recoverable amount since it is higher than value in use. FVLCS was calculated using discounted after-tax cash flows based on cash flow projections in the Group’s most current life of mine (“LOM”) plans.

LOM plans are based on optimized mine and processing plans and the assessment of capital expenditure requirements of a mine site. LOM plans incorporate management’s best estimates of key assumptions which are discount rates, future commodity prices, production based on current estimates of recoverable reserves and resources, future operating and capital costs and future foreign exchange rates. The cash flows are for periods up to the date that mining is expected to cease, which is 23 years for the South American CGU, including assumed mining of recoverable resources.

Real after-tax discount rates include country and project risks. These rates were based on the weighted average cost of capital specific to the CGU and the currency of the cash flows generated. The weighted average cost of capital reflects the current market assessments of the time value of money, equity market volatility and the risks specific to the CGU for which the cash flows have not already been adjusted. The discount rate used for the impairment test was 9% (September 30, 2012 — 9%). The discount rate was calculated with reference to market information from third-party sources.

Short and long-term realized commodity prices used in the impairment assessment were determined by reference to external market participant sources. The key commodity price for this assessment is the price of copper. The average long-term copper price assumption used in the impairment assessment was US$3.00 per pound (September 30, 2012 — US$3.00 per pound).

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

Expected future cash flows used to determine the FVLCS used in the impairment testing are inherently uncertain and could materially change over time. Should management’s estimate of the future not reflect actual events, impairments may be identified. Although it is reasonably possible for a change in key assumptions to occur, the possible effects of a change in any single assumption may not fairly reflect the impact on a CGU’s fair value as the assumptions are inextricably linked. A material decline in the long-term copper price assumption would cause the Group to review its mine plan and future capital expenditures plans accordingly and therefore may not lead to a carrying amount exceeding its recoverable amount.

Based on the assessment performed by the Group on the CGU, including goodwill, the Group concluded that the recoverable amount of the CGU exceeded its carrying amount as at September 30, 2013. There have been no significant events since the Group conducted the test and therefore the conclusion remains the same as at December 31, 2013. The changes in goodwill reflect the movement in foreign exchange rates during the year.

15.    Trade and other payables

	Dec. 31, 2013	Dec. 31, 2012	Jan. 1, 2012
Trade payables	$57,872	$68,190	$94,557
Accruals and payables	149,349	129,560	62,893
Exploration and evaluation payables	148	967	1,258
Embedded derivatives - provisional pricing (note 30c)	414	(41)	35
Statutory payables	11,115	7,814	4,444
	$218,898	$206,490	$163,187

16.    Other liabilities

		Dec. 31, 2012	Jan. 1, 2012
		Restated	Restated
	Dec. 31, 2013	(note 4)	(note 4)
Current portion of
Provisions (note 20)	$6,897	$9,100	$4,434
Pension liability (note 21)	30,677	32,195	32,067
Other employee benefits (note 22)	3,565	3,533	3,513
	$41,139	$44,828	$40,014

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

17.    Other financial liabilities

	Dec. 31, 2013	Dec. 31, 2012	Jan. 1, 2012

Current
Derivative liabilities	$4,631	$75	$1,159
Other financial liabilities at amortized cost	11,717	18,288	—
	16,348	18,363	1,159

Non-current
Other financial liabilities at amortized cost	23,039	23,128	—
	23,039	23,128	—
	$39,387	$41,491	$1,159

Other financial liabilities at amortized cost relate to agreements with communities near the Constancia project which allow Hudbay to extract minerals over the useful life of the Constancia project, carry out exploration and evaluation activities in the area and provide Hudbay with community support to operate in the region. During the year ended December 31, 2013, the liability associated with several of the community agreements increased by $21,121 and payments of $26,349 were made.

During the year ended December 31, 2013, the Group capitalized $2,126 to property, plant and equipment related to the unwinding of accretion on these financial liabilities at amortized cost (year ended December 31, 2012 - $2,323) (note 6f).

Changes in estimates related to these liabilities are recorded to the liability with a corresponding change in property, plant and equipment or exploration expense.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

18.    Long-term debt

Balance, January 1, 2012	$—
Principal, net of transaction costs	474,684
Fair value of embedded derivative (prepayment option)	(4,768)
Effects of changes in foreign exchange	9,299
Accretion of transaction costs	325
Balance, December 31, 2012	$479,540
Addition to Principal, net of transaction costs and bond premium	256,258
Addition to embedded derivative (prepayment option)	(469)
Change in fair value of embedded derivative (prepayment option)	2,839
Effects of changes in foreign exchange	39,890
Accretion of transaction costs	1,273
Balance, December 31, 2013	$779,331

	Dec. 31, 2013	Dec. 31, 2012

Consists of:
Long-term Debt	$782,160	$484,365
Prepayment option embedded derivative at fair value	(2,829)	(4,825)
	$779,331	$479,540

On June 20, 2013 and December 9, 2013, the Company issued US$150,000 and US$100,000 aggregate principal amount of its 9.50% senior unsecured notes due October 1, 2020 (the “Additional Notes”). The Additional Notes are incremental to the US$500,000 aggregate principal amount of 9.50% senior unsecured notes due October 1, 2020, that were issued in September 2012 (the “Initial Notes”, and together with the Additional Notes, the “Notes”). The Additional Notes issued in June were priced at 102% of the aggregate principal amount, resulting in gross proceeds of US$153,000 and will yield 9.11% to maturity. The Additional Notes issued in December were priced at 100% of their face value, and yielded gross proceeds of US$100,000. The Initial Notes were priced at 100% of their face value, and yielded gross proceeds of US$500,000. The Notes have been classified as long term debt and accounted for initially at fair value and subsequently at amortized cost using the effective interest rate method. Interest is payable on the Notes semi annually on April 1 and October 1 of each year, beginning on April 1, 2013. As the proceeds have been used to date to fund the development of Constancia, interest costs have been capitalized to project assets.

The Notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis, by Hudbay’s existing and future subsidiaries, other than certain excluded subsidiaries which include subsidiaries that own the Constancia project. The Notes also contain certain customary covenants and restrictions for a financing instrument of this type. Although there are no maintenance covenants with respect to the Group’s financial performance, there are transaction-based restrictive covenants that limit the Group’s ability to incur additional indebtedness in certain circumstances. In addition, the Group’s ability to make restricted payments, including dividend payments, in excess of a threshold amount is subject to the compliance with certain covenants which require either the generation of sufficient net earnings or equity issuance or, in the case of semi-annual dividend payments in an amount not exceeding US$20,000, having a ratio of consolidated debt to earnings before income tax and depreciation and amortization of 2.50 to 1.00 or less.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

19.    Deferred revenue

On November 4, 2013, the Group entered into an amended and restated precious metals stream transaction with Silver Wheaton Corp. (“Silver Wheaton”) pursuant to which the Group will receive an additional US$135,000 deposit against delivery of 50% of payable gold from the Constancia project. In addition to the deposit payment for gold, the Group will receive the lesser of the market price and US$400.00 per ounce for gold delivered to Silver Wheaton, subject to 1% annual escalation after three years. The Group is entitled to the US$135,000 deposit once US$1.35 billion has been incurred and paid in capital expenditures at the Constancia project and satisfied certain other customary conditions precedent. Silver Wheaton has the option to make the deposit payment in cash or Silver Wheaton common shares, with the number of shares calculated at the time the payment is made. Gold recovery for purposes of calculating payable gold will be fixed at 55% for gold mined from Constancia and 70% for gold mined from Pampacancha.

On August 8, 2012, the Group entered into a precious metals stream transaction with Silver Wheaton Corp. (“Silver Wheaton”) whereby the Group receives aggregate deposit payments totalling US$750,000 against delivery of 100% of payable gold and silver from Hudbay’s 777 mine until the later of the end of 2016 and satisfaction of a completion test at the Constancia project, and delivery of 50% of payable gold and 100% of payable silver for the remainder of the 777 mine life. The stream transaction also includes delivery of 100% of payable silver from the Constancia project. In addition to the deposit payments, as gold and silver are delivered to Silver Wheaton, the Group receives cash payments equal to the lesser of (i) the market price and (ii) US$400.00 per ounce (for gold) and US$5.90 per ounce (for silver), subject to 1% annual escalation after three years.

The Group received an upfront payment of US$500,000 ($491,600) in September 2012 and an installment payment of US$125,000 ($131,475) in June 2013, as US$500,000 in capital expenditures was paid for at the Group’s Constancia project. The Group will receive the final installment of US$125,000 once a total of US$1,000,000 in capital expenditures has been paid at the Constancia project.

The Group recorded the deposits received as deferred revenue and recognizes amounts in revenue as gold and silver are delivered to Silver Wheaton. The Group determines the amortization of deferred revenue to the income statement on a per unit basis using the estimated total number of gold and silver ounces expected to be delivered to Silver Wheaton over the life of the 777 and Constancia mines. The Group estimates the current portion of deferred revenue based on deliveries anticipated over the next twelve months.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

The following table summarizes changes in deferred revenue:

Balance, January 1, 2012	$—
Upfront deposit received	491,600
Recognition of revenue	(29,322)
Balance, December 31, 2012	462,278
Additional installment received	131,475
Recognition of revenue	(69,088)
Effects of changes in foreign exchange	5,086
Balance, December 31, 2013	$529,751

	Dec. 31, 2013	Dec. 31, 2012

Reflected in the balance sheets as follows:
Current	$65,616	$70,911
Non-current	464,135	391,367
	$529,751	$462,278

20.            Provisions

Dec. 31, 2013	Decommissioning, restoration and similar liabilities	Deferred share units (Note 25)	Restricted share units (Note 25)	Other	Total
Balance, beginning of year	$157,675	$3,540	$6,741	$174	$168,130
Additional provisions made	10,601	1,087	5,551	—	17,239
Amounts used	(639)	—	(3,891)	(22)	(4,552)
Unused amounts reversed and change in timing	(546)	—	—	—	(546)
Unwinding of discount (note 6f)	3,304	—	—	—	3,304
Effect of change in discount rate	(29,213)	—	—	—	(29,213)
Effect of foreign exchange	384	—	—	—	384
Effect of change in share price	—	(359)	(1,428)	—	(1,787)
Balance, end of year	$141,566	$4,268	$6,973	$152	$152,959

Reflected in the balance sheets as follows:

Dec. 31, 2013
Current (note 16)	$547	$4,268	$2,082	$—	$6,897
Non-current	141,019	—	4,891	152	146,062
	$141,566	$4,268	$6,973	$152	$152,959

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

Dec. 31, 2012	Decommissioning, restoration and similar liabilities	Deferred share units (Note 25)	Restricted share units (Note 25)	Other	Total
Balance, beginning of year	$146,082	$2,415	$2,746	$495	$151,738
Additional provisions made	4,249	1,086	3,755	1,687	10,777
Amounts used	(1,072)	—	(97)	(2,008)	(3,177)
Unused amounts reversed and change in timing	(427)	—	—	—	(427)
Unwinding of discount (note 6f)	3,036	—	—	—	3,036
Effect of change in discount rate	5,842	—	—	—	5,842
Effect of foreign exchange	(35)	—	—	—	(35)
Effect of change in share price	—	39	(81)	—	(42)
Effect of change in estimated forfeiture rate	—	—	418	—	418
Balance, end of year	$157,675	$3,540	$6,741	$174	$168,130

Reflected in the balance sheet as follows

Dec. 31, 2012
Current (note 16)	$1,839	$3,540	$3,547	$174	$9,100
Non-current	155,836	—	3,194	—	159,030
	$157,675	$3,540	$6,741	$174	$168,130

Jan. 1, 2012
Current (note 16)	$1,524	$2,415	$—	$495	$4,434
Non-current	144,558	—	2,746	—	147,304
	$146,082	$2,415	$2,746	$495	$151,738

Decommissioning, restoration and similar liabilities are remeasured at each reporting date to reflect changes in discount rates, which can significantly affect the liabilities.

Decommissioning, restoration and similar liabilities

The Group’s decommissioning, restoration and similar liabilities relate to the rehabilitation and closure of currently operating mines and metallurgical plants, development-phase properties and closed properties. The amount of the provision has been recorded based on estimates and assumptions that management believes are reasonable; however, actual decommissioning and restoration costs may differ from expectations.

During the year ended December 31, 2013 additional provisions recognized as a result of increased estimated cash flows related mainly to Hudbay Peru’s Constancia and Reed projects, which are in the development stage.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

The Group’s decommissioning and restoration liabilities relate mainly to its Manitoba operations. Management anticipates that significant decommissioning and restoration activities will take place near the time closure of the mining and processing facilities, anticipated to occur from 2022 for Flin Flon operations and up to 2031 for Snow Lake operations (including the Lalor mine). However, these provisions also reflect estimated post-closure cash flows that extend to 2101 for ongoing monitoring and water treatment requirements. The Balmat site is currently closed; management anticipates that future cash flows related to its decommissioning and restorations liabilities will extend to 2042. Management anticipates decommissioning and restoration activities for the Constancia project will occur from 2031 to 2035.

These estimates have been discounted to their present value at rates ranging from 0.4% to 4.0% per annum (2012 - 0.1% to 2.9%), using pre-tax risk-free interest rates that reflect the estimated maturity of each specific liability.

21.            Pension obligations

The Group maintains non contributory and contributory defined benefit pension plans for certain of its employees. The Group adopted amended IAS 19 beginning January 1, 2013, with retrospective application to prior reporting periods. A summary of the changes and its impact on the Group’s consolidated financial statements are included in note 4.

The Group uses a December 31 measurement date for all of its plans. For the Group’s significant plans, the most recent actuarial valuations filed for funding purposes were performed during 2013 using data as at December 31, 2012. For these plans, the next actuarial valuation required for funding purposes will be performed during 2014 as at December 31, 2013.

Movements in the present value of the defined benefit obligation in the current and previous years were as follows:

	Year ended
	December 31
	2013	2012 Restated (note 4)
Opening defined benefit obligation	$393,199	$329,098
Current service cost	12,377	10,271
Past service cost	306	13,841
Interest cost	16,569	17,696
Benefits paid from plan	(16,252)	(22,219)
Benefits paid from employer	(609)	(556)
Participant contributions	57	106
Remeasurement (gains)/loss:
Actuarial gains and losses arising from changes in demographic assumptions	8,820	1,255
Actuarial gains and losses arising from changes in financial assumptions	(36,007)	33,714
Actuarial gains and losses arising from experience adjustments	3,211	9,993
Closing defined benefit obligation	$381,671	$393,199

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

Closing defined benefit obligation by member group:

Active members	325,799	335,639
Deferred members	1,503	1,548
Retired members	54,369	56,012
Closing defined benefit obligation	$381,671	$393,199

Movements in the fair value of pension plan assets in the current and previous years were as follows:

	Year ended
	December 31
	2013	2012
Opening fair value of plan assets	$292,044	$264,241
Interest income	12,765	14,258
Remeasurement (gains)/loss:
Return on plan assets (excluding amounts included in net interest expense)	5,380	4,251
Contributions from the employer	31,171	31,514
Employer direct benefit payments	609	556
Contributions from plan participants	57	106
Benefit payment from employer	(609)	(556)
Administrative expenses paid from plan assets	(102)	(107)
Benefits paid	(16,252)	(22,219)
Closing fair value of plan assets	$325,063	$292,044

The amount included in the consolidated statement of financial position arising from the entity’s obligation in respect of its defined benefit plans is as follows:

	Dec. 31, 2013	Dec. 31, 2012	Jan. 1, 2012
Present value of funded defined benefit obligation	$366,281	$377,504	$315,736
Fair value of plan assets	(325,063)	(292,044)	(264,241)
Present value of unfunded defined benefit obligation	15,390	15,695	13,362
Funded status	56,608	101,155	64,857
Restriction on asset recognised	—	—	—
Net liability arising from defined benefit obligation	$56,608	$101,155	$64,857

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

Reflected in the balance sheet as follows:

Pension obligations - current (note 16)	$30,677	$32,195	$32,067
Pension obligations - non-current	25,931	68,960	32,790
Total pension obligation	$56,608	$101,155	$64,857

Pension expense is as follows:

	Dec. 31, 2013	Dec. 31, 2012
Service costs:
Current service cost	$12,377	$10,271
Past service cost and (gain)/loss from settlements	306	13,841
Total service cost	12,683	24,112
Net interest expense	3,804	3,438
Administration cost	102	107
Defined benefit pension expense	$16,589	$27,657
Defined contribution pension expense	$872	$764

Remeasurement on the net defined benefit liability:

Return on plan assets (excluding amounts included in net interest expense)	$(5,380)	$(4,251)
Actuarial gains and losses arising from changes in demographic assumptions	8,820	1,255
Actuarial gains and losses arising from changes in financial assumptions	(36,007)	33,714
Actuarial gains and losses arising from experience adjustments	3,211	9,993
Defined benefit cost related to remeasurement	$(29,356)	$40,711
Total pension cost	$(11,895)	$69,132

Pension amounts recognized include those directly related to production of inventory; such amounts are recognized initially as costs of inventory and are expensed in the income statement within cost of sales upon sale of the inventory. Refer to note 6d for a summary of other post retirement employee benefit expense recognized in the income statement.

The current service cost, the net interest expense and administration cost for the year are included in the employee benefits expense. The remeasurement of the net defined benefit liability is included in other comprehensive income.

Past service costs in 2012 related to new collective bargaining agreements during the year ended December 31, 2012. One of the defined benefit pension plans is sponsored and administered by Hudson Bay Mining & Smelting Co., Limited, with the remaining plans sponsored and administered by HudBay Minerals Inc. (“HMI”). As the administrator of the plans, HMI, through the HMI Board of Directors (“the Board”) and its delegates, has overall responsibility for the management and administration of the plans, including the investments of the pension plan assets.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

The defined benefit pension plans typically expose the Group to actuarial risks such as: investment risk, interest rate risk, longevity risk and salary risk.

Investment risk

The present value of the liabilities for the defined benefit plans is calculated using a discount rate determined by reference to high quality corporate bond yields; if the return on plan assets is below this rate, it will create a plan deficit. The Group’s primary quantitative investment objectives are maximization of the long term real rate of return, subject to an acceptable degree of investment risk, and preservation of principal. Risk tolerance is established through consideration of several factors, including past performance, current market conditions and the funded status of the plan.

Interest risk	A decrease in the bond interest rate will increase the pension plan liabilities; however, this will be partially offset by an increase in the return on the plan’s debt investments.
Longevity risk

The present value of the defined benefit plans liabilities is calculated by reference to the best estimate of the mortality of plan participants both during and after their employment. An increase in the life expectancy of the plan participants will increase the pension plans liabilities.

Salary risk

The present value of the defined benefit plans liabilities for some of the pension plans is calculated by reference to the future salaries of plan participants. As such, an increase in the salary of the plan participants will increase the plans’ liabilities.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

The principal assumptions used for the purposes of the actuarial valuations were as follows:

	2013	2012
Defined benefit cost:
Discount rate	4.33%	5.20%
Expected rate of salary increase[1]	3.00%	2.00%
Average longevity at retirement age for current pensioners (years)[2]:
Males	19.8	19.7
Females	22.1	22.1

Defined benefit obligation:
Discount rate	4.94%	4.33%
Expected rate of salary increase[1]	3.00%	3.00%
Average longevity at retirement age for current pensioners (years)[2]:
Males	21.3	19.8
Females	23.5	22.1
Average longevity at retirement age for current employees (future pensioners) (years) [2]
Males	22.6	21.6
Females	24.4	23.1

1 Plus merit and promotional scale based on member’s age

2 RPP 2014 Private Sector Table and RPP 2D mortality improvement scale at 31/12/13 and UP94 table (fully generational) at 31/12/12

The Group reviews the assumptions used to measure pension costs (including the discount rate) on an annual basis. Economic and market conditions at the measurement date affect these assumptions from year to year. In determining the discount rate, the Group considers the duration of the pension plan liabilities.

Significant actuarial assumptions for the determination of the defined benefit obligation are discount rate, expected salary increase and mortality. The sensitivity analyses below have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period, while holding other assumptions constant.

•             If the discount rate is 50 basis points higher (lower), the defined benefit obligation would decrease by $24,432 (increase by $27,147).

•             If the expected salary growth increases (decreases) by 1%, the defined benefit obligations would increase by $4,557 (decrease by $4,220)

•             If the life expectancy increases (decreases) by one year for both men and women, the defined benefit obligations would increase by $5,563 (decrease by $7,594)

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

The sensitivity analysis presented above may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

Furthermore, in presenting the above sensitivity analysis, the present value of the defined benefit obligation has been calculated using the projected unit credit method at the end of the reporting period, which is the same as that applied in calculating the defined benefit obligation liability recognised in the statement of financial position.

The Group’s main pension plans are registered federally with the Office of the Superintendent of Financial Institutions and with the Canada Revenue Agency. The registered pension plans are governed in accordance with the Pension Benefits Standards Act and the Income Tax Act. The sponsor contributes the amount needed to maintain adequate funding as dictated by the prevailing regulations.

Expected employer contributions to the pension plans for the fiscal year ending December 31, 2014 is $30,677.

The average duration of the pension obligation at December 31, 2013 is 14.56 years (2012: 15.67 years). This number can be broken down as follows:

•             Active members: 17.24 years (2012: 18.27 years)

•             Deferred members: 22.90 years (2012: 26.06 years)

•             Retired members: 9.10 years (2012: 9.22 years)

Asset-Liability-Matching studies are performed periodically to analyse the investment policies in terms of risk-and-return profiles.

The actual return on plan assets was 3.8% (2012: 6.9%)

The pension plans do not invest directly in either securities or property/real estate of the Group.

With the exception of fixed income investments, the plan assets are actively managed by investment managers, with the goal of attaining returns that potentially outperform passively managed investments. Within appropriate limits, the actual composition of the invested funds may vary from the prescribed investment mix.

The following is a summary of the fair value classification levels for investment:

December 31, 2013	Level 1	Level 2	Level 3	Total
Investments:
Money market instruments	$1,578	$—	$—	$1,578
Pooled equity funds	134,544	—	—	134,544
Pooled income funds	—	158,199	—	158,199
Alternative investment funds	—	29,891	—	29,891
Balanced funds	—	851	—	851
	$136,122	$188,941	$—	$325,063

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

December 31, 2012	Level 1	Level 2	Level 3	Total
Investments:
Money market instruments	$2,092	$—	$—	$2,092
Pooled equity funds	110,805	—	—	110,805
Pooled income funds	—	150,347	—	150,347
Alternative investment funds	—	27,975	—	27,975
Balanced funds	—	825	—	825
	$112,897	$179,147	$—	$292,044

22.            Other employee benefits

The Group sponsors both other long term employee benefit plans and non pension post employment benefits plans and uses a December 31 measurement date. The obligations for these benefits consist mainly of end of service indemnities, which do not have the character of pensions. Information about the Group’s post employment and other long term employee benefits is as follows:

Movements in the present value of the defined benefit obligation in the current and previous years were as follows:

	Year ended
	December 31
	2013	2012
Opening defined benefit obligation	$140,794	$121,425
Current service cost[1]	4,558	3,648
Interest cost	6,066	6,295
Remeasurement (gains)/loss:
Actuarial gains and losses arising from changes in demographic assumptions	7,932	(36)
Actuarial gains and losses arising from changes in financial assumptions	(13,872)	7,661
Actuarial gains and losses arising from experience adjustments	(862)	4,353
Benefits paid	(2,438)	(2,552)
Closing defined benefit obligation	$142,178	$140,794

1 Includes remeasurement of other long term employee benefits

Closing defined benefit obligation by member group:
Active members	$81,091	82,155
Inactive members	61,087	58,639
Closing defined benefit obligation	$142,178	$140,794

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

Movements in the fair value of pension plan assets in the current and previous years were as follows:

	Year ended
	December 31
	2013	2012
Employer contributions	$2,438	$2,552
Benefits paid	(2,438)	(2,552)
Closing fair value of plan assets	$—	$—

The amount included in the consolidated statement of financial position arising from the entity’s obligation in respect of its defined benefit plans is unfunded.

	Dec. 31, 2013	Dec. 31, 2012	Jan. 1, 2012
Reconciliation of assets and liabilities recognized in the balance sheet:
Unfunded benefit obligation	$(142,178)	$(140,794)	$(121,425)
Vacation accrual and other - non-current	(3,501)	(3,270)	(3,194)
Net liability	$(145,679)	$(144,064)	$(124,619)

Reflected in the balance sheet as follows:
Other employee benefits liability - current (note 16)	$(3,565)	$(3,533)	$(3,513)
Other employee benefits liability - non-current	(142,114)	(140,531)	(121,106)
	$(145,679)	$(144,064)	$(124,619)

Other employee future benefit expense includes the following:

	Dec. 31, 2013	Dec. 31, 2012
Service costs:
Current service cost[1]	$4,558	$3,648
Net interest expense	6,066	6,295
Components recognized in the income statements	$10,624	$9,943

Remeasurement on the net defined benefit liability:
Actuarial gains and losses arising from changes in demographic assumptions	$7,932	$(36)
Actuarial gains and losses arising from changes in financial assumptions	(13,872)	7,661
Actuarial gains and losses arising from experience adjustments	(862)	4,353
Components recognized in statement of comprehensive income	$(6,802)	$11,978

Total other employee future benefit cost	$3,822	$21,921

1 Includes remeasurement of other long term employee benefits

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

Other employee benefit amounts recognized include those directly related to production of inventory; such amounts are recognized initially as costs of inventory and are expensed in the income statement within cost of sales upon sale of the inventory. Refer to note 6d for a summary of other post retirement employee benefit expense recognized in the income statement.

	2013	2012
Defined benefit cost:
Discount rate	4.46%	5.40%
Initial weighted average health care trend rate	7.14%	7.85%
Ultimate weighted average health care trend rate	4.00%	4.50%
Average longevity at retirement age for current pensioners (years):
Males	19.8	19.7
Females	22.1	22.1

Defined benefit obligation:
Discount rate	5.00%	4.46%
Initial weighted average health care trend rate	6.99%	7.14%
Ultimate weighted average health care trend rate	4.00%	4.00%
Average longevity at retirement age for current pensioners (years)[1]:
Males	21.3	19.8
Females	23.5	22.1
Average longevity at retirement age for current employees (future pensioners) (years):
Males	22.6	21.6
Females	24.4	23.1

1 RPP 2014 Private Sector Table and RPP 2D mortality improvement scale at 31/12/13 and UP94 table (fully generational) at 31/12/12

The Group reviews the assumptions used to measure other employee benefit costs (including the discount rate) on an annual basis.

The other employee benefit costs typically expose the Group to actuarial risks such as: interest rate risk, health care cost inflation risk and longevity risk.

Interest risk	A decrease in the bond interest rate will increase the plan liabilities.

Health care cost inflation risk	The majority of the plan’s benefit obligations are linked to health care cost inflation and higher inflation will lead to higher liabilities.

Longevity risk

The majority of the plan’s benefit liability is calculated by reference to the best estimate of the mortality of plan participants both during and after their employment. An increase in the life expectancy of the plan participants will increase the plans liabilities. This is particularly significant for benefits subject to health care cost inflation where increases in inflation result in higher sensitivity to changes in life expectancy.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

The sensitivity analyses below have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period, while holding other assumptions constant.

•                       If the discount rate is 50 basis points higher (lower), the defined benefit obligation would decrease by $11,319 (increase by $12,844).

•                       If the health care cost assumption increases (decreases) by 1%, the defined benefit obligation would increase by $28,035 (decrease by $21,994)

•                       If the life expectancy increases (decreases) by one year for both men and women, the defined benefit obligations would increase by $4,785 (decrease by $4,770)

The average duration of the non pension post employment obligation at December 31, 2013 is 18.5 years (2012: 18.9 years). This number can be broken down as follows:

•                       Active members: 23.1 years (2012: 23.9 years)

•                       Inactive members: 12.7 years (2012: 12.8 years)

23.            Income and mining taxes

(a)              Tax expense:

	Year ended
	December 31
	2013	2012 Restated (note 4)
Tax (benefit) expense applicable to:
Current:
Income taxes	$819	$1,539
Mining taxes	9,717	33,059
Adjustments in respect of prior years	1,565	(16,212)
	12,101	18,386
Deferred:
Income taxes - origination and reversal of temporary differences	52,483	26,857
Canadian mining taxes - origination and reversal of temporary differences	(2,157)	4,593
Peruvian mining taxes - origination and reversal of temporary differences	(4,780)	4,788
Adjustments in respect of prior years	(4,375)	18,695
IAS 19 Employee Benefits adjustment, prior year (note 4)	—	(1,475)
	41,171	53,458
Tax expense	$53,272	$71,844

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

(b)              Deferred tax assets and liabilities as represented on the balance sheets:

		Dec. 31, 2012	Jan. 1, 2012
		Restated	Restated
	Dec. 31, 2013	(notes 2f, 4)	(notes 2f, 4)
Deferred income tax asset - Canada	$31,331	$13,563	$12,277
Deferred mining tax asset - Canada	456	—	551
	31,787	13,563	12,828
Deferred income tax liability - Canada and Peru	(273,483)	(187,750)	(155,798)
Deferred mining tax liability - Canada	—	(3,581)	—
Deferred mining tax liability - Peru	(20,150)	(23,460)	(19,282)
	(293,633)	(214,791)	(175,080)
Net deferred tax liability balance	$(261,846)	$(201,228)	$(162,252)

(c)               Changes in deferred tax assets and liabilities:

		Dec. 31, 2012
		Restated
	Dec. 31, 2013	(notes 2f, 4)
Net deferred tax liability balance, beginning of year	$(201,228)	$(162,252)
Deferred tax expense	(41,171)	(53,458)
OCI transactions	(7,792)	—
Foreign currency translation on Hudbay Peru deferred tax liability	(11,655)	3,524
IAS 19 Employee Benefits adjustment, prior year	—	10,958
Net deferred tax liability balance, end of year	$(261,846)	$(201,228)

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

(d)              Reconciliation to statutory tax rate:

As a result of its mining operations, the Group is subject to both income and mining taxes. Generally, most expenditures incurred are deductible in computing income tax, whereas mining tax legislation, although based on a measure of profitability from carrying on mining operations, is more restrictive in respect of the deductions permitted in computing income subject to mining tax. These restrictions include costs unrelated to mining operations as well as deductions for financing expenses, such as interest and royalties. In addition, income unrelated to carrying on mining operations is not subject to mining tax.

A reconciliation between tax expense and the product of accounting profit multiplied by the Group’s statutory income tax rate for the years ended December 31, 2013 and 2012 is as follows:

	Year ended
	December 31
	2013	2012
Statutory tax rate	27.43%	27.28%
Tax expense from continuing operations at statutory rate	$(15,362)	$13,198
Effect of:
Non controlling interest	2,172	726
Resource allowance and deductions related to resource taxes	(2,620)	(8,899)
Adjusted income taxes	(15,810)	5,025
Mining taxes	(218)	42,440
	(16,028)	47,465
Temporary income tax differences not recognized	29,502	20,764
Permanent differences related to:
- capital items	2,575	4,551
Other income tax permanent differences	10,292	2,221
Impact of Peru tax stability agreement	12,973	—
Impact of Manitoba remeasurement on decommissioning liability due to discount rates	(6,537)	1,422
Foreign exchange on non-monetary items	20,305	(5,710)
Impact related to tax settlement and tax return amendment	190	1,131
Tax expense	$53,272	$71,844

The average statutory income tax rate is the average of the standard income tax rates applicable in the jurisdictions in which the Group operates, weighted by the profit (loss) before tax of the subsidiaries included in the consolidated accounts.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

(e)               Income tax effect of temporary differences - recognized:

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets or deferred tax liabilities at December 31, 2013 and 2012 are as follows:

	Balance sheet		Income Statement
	Dec. 31,	Dec. 31,
	2013	2012	2013	2012
Deferred income tax asset (liability) / expense (recovery)
Property, plant and equipment	$(2,724)	$(1,903)	$821	$3,936
Pension obligation	551	118	(433)	(27)
Other employee benefits	2,166	1,709	(457)	(689)
Non-capital losses	26,586	9,044	(17,542)	(1,932)
Share issue and debt costs	3,882	4,059	177	(3,798)
Capital losses	—	—	—	—
Other	870	536	(334)	1,224
Deferred income tax asset	31,331	13,563	(17,768)	(1,286)
Deferred income tax liability (asset) / expense (recovery)
Property, plant and equipment	306,169	227,686	78,483	43,486
Pension obligation	(19,081)	(27,362)	490	2,369
Other employee benefits	(7,777)	(9,708)	1,931	467
Share issue and debt costs	(56)	21	(77)	(17)
Other	(5,772)	(2,887)	(13,073)	9,914
Deferred income tax liability	273,483	187,750	67,754	56,219
Deferred income tax asset (liability) / expense (recovery)	$(242,152)	$(174,187)	$49,986	$54,933

The above reconciling items are disclosed at the tax rates that apply in the jurisdiction where they have arisen.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

(f)                Income tax temporary differences - not recognized:

The Group has not recognized a deferred tax asset in respect of the following deductible income tax temporary differences:

	Dec. 31, 2013	Dec. 31, 2012	Jan. 1, 2012
Property, plant and equipment	$145,642	$94,418	$50,600
Capital losses	56,987	43,192	46,742
Other employee benefits	90,437	75,582	63,234
Asset retirement obligations	152,555	152,240	143,731
Non-capital losses	123,129	82,322	68,389
Other	38,609	23,803	11,079
Temporary differences not recognized	$607,359	$471,557	$383,775

The deductible temporary differences excluding non-capital losses do not expire under current tax legislation.

The Canadian non-capital losses were incurred between 2005 and 2013 and expire between 2014 and 2032. The Group incurred United States net operating losses between 2004 and 2013 which have a 20 year carry forward period. Peruvian net operating losses were incurred from 2010 to 2013 and expire between 2014 and 2017.

(g)              Mining tax effect of temporary differences:

The tax effects of mining tax temporary differences that give rise to significant portions of the deferred mining tax assets and liabilities at December 31, 2013 and December 31, 2012 are as follows:

Canada	Dec. 31, 2013	Dec. 31, 2012	Jan. 1, 2012
Deferred mining tax asset (liabilities):
Property, plant and equipment	$456	$(3,581)	$551

Peru	Dec. 31, 2013	Dec. 31, 2012	Jan. 1, 2012
Deferred mining tax asset (liabilities):
Property, plant and equipment	$(20,150)	$(23,460)	$(19,282)

For the year ended December 31, 2013 the Group had unrecognized deferred mining tax assets of $613 related to Peru (December 31, 2012 - nil).

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

(h)              Unrecognized taxable temporary differences associated with investments:

The temporary differences associated with investments in subsidiaries, associates and joint ventures, for which a deferred tax liability has not been recognized, aggregate to $390.8 million (2012 - $329.1 million).

The Group has not recognized a deferred tax liability at December 31, 2013 or December 31, 2012 for taxes that would be payable. The Company is able to control the timing of reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

(i)                 Taxes receivable/payable:

The timing of payments results in significant variances in period-to-period comparisons of the tax receivable and tax payable balances.

(j)                 Other disclosure:

The tax rules and regulations applicable to mining companies are highly complex and subject to interpretation. The Group may be subject in the future to a review of its historic income and other tax filings and, in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain tax rules and regulations in respect of the Group’s business. These reviews may alter the timing or amount of taxable income or deductions. The amount ultimately reassessed upon resolution of issues raised may differ from the amount accrued.

24.            Share capital

(a)              Preference shares:

Authorized:                      Unlimited preference shares without par value

(b)              Common shares:

Authorized:                      Unlimited common shares without par value

Issued and fully paid:

	Year ended		Year ended
	Dec. 31, 2013		Dec. 31, 2012
	Common		Common
	shares	Amount	shares	Amount
Balance, beginning of year	171,984,487	$1,020,458	171,937,665	$1,020,126
Exercise of stock options	93,889	630	46,822	332
Balance, end of year	172,078,376	$1,021,088	171,984,487	$1,020,458

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

During the year, the Company declared a semi-annual dividend of $0.10 per share and $0.01 per share on February 20, 2013 and July 31, 2013, respectively. The Company paid $17,203 and $1,721 on March 27, 2013 and September 27, 2013 to shareholders of record as of March 18, 2013 and September 13, 2013, respectively.

The Company paid $17,195 and $17,197 on March 30, 2012 and September 28, 2012 to shareholders of record as of March 20, 2012 and September 14, 2012, respectively.

The Company declared a semi-annual dividend of $0.01 per share on February 19, 2014. The dividend will be paid on March 31, 2014 to shareholders of record as of March 14, 2014 and is expected to total $1,930, including the additional shares offered in the equity offering (note 35).

25.            Share-based payments

(a)              Cash-settled share-based payments:

The Group has two cash-settled share-based payment plans, as described below.

Deferred share units (DSU)

At December 31, 2013, the carrying amount and the intrinsic value of the outstanding liability related to the DSU plan was $4,268 (December 31, 2012 - $3,540) (note 20). The following table outlines information related to DSUs granted, expenses recognized and payments made during the year.

	Year ended
	Dec. 31, 2013	Dec. 31, 2012
Granted during the year:
Number of units	135,083	115,158
Weighted average price ($/unit)	$8.05	$9.43
Expenses recognized during the year[1] (note 6c)	$728	$1,125

1 This expense relates to the grant of DSUs, as well as mark-to-market adjustments, and is presented within selling and administrative expenses on the income statement.

Restricted share units (RSU)

Hudbay may settle RSUs on the vest date with either a cash payment or shares, for RSUs granted under its Long-Term Equity Plan, or cash only for RSUs granted under its Share Unit Plan, in each case based on the closing price of the Company’s common shares shortly prior to the vest date. The Company has determined that the appropriate accounting treatment is to classify the RSUs as cash-settled transactions.

At December 31, 2013, the carrying amount of the outstanding liability related to the RSU plan was $6,973 (December 31, 2012 - $6,741) (note 20). RSUs are settled on the vest date and therefore the intrinsic value at December 31, 2013 and December 31, 2012 of vested RSUs was nil. The following table outlines information related to RSUs granted, expenses recognized and payments made in the year

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

	Year ended
	Dec. 31, 2013	Dec. 31, 2012
Opening balance, number of units	1,299,085	683,860
Number of units granted during the year	738,006	635,731
Credits for dividends	20,074	24,981
Number of units forfeited during the year	(26,432)	(17,847)
Number of units vested	(429,561)	(27,640)
Ending balance, number of units	1,601,172	1,299,085

Weighted average price ($/unit)	$9.57	$11.54
Expenses recognized during the year[1] (note 6c)	$4,123	$4,092
Payments made during the year	$3,891	$97

1         This net expense reflects recognition of RSU expense over the service period, as well as mark-to-market adjustments, and is presented mainly within cost of sales and selling and administrative expenses.

(b)     Equity-settled share-based payment - stock options:

The Group’s stock option plan was approved in June 2005 and amended in May 2008 (the “Plan”).

Under the amended Plan, the Group may grant to employees, officers, directors or consultants of the Group or its affiliates options to purchase up to a maximum of 13 million common shares of the Group. The maximum number of common shares issuable to insiders pursuant to the Plan is limited to 10% of the then issued and outstanding common shares of the Group. The maximum number of common shares issuable to each non employee director under the Plan shall not exceed the lesser of $100,000 in value per year and 1% in number of the then issued and outstanding common shares of the Group per year. Options granted under the amended Plan have a maximum term of five years and become exercisable as follows: the first 33 1/3% are exercisable after one year, the next 33 1/3% are exercisable after two years, and the last 33 1/3% are exercisable after three years. Except in specified circumstances, options are not assignable and terminate upon, or within a specified time following, the optionee ceasing to be employed by or associated with the Group. The Plan further provides that the price at which common shares may be issued under the Plan cannot be less than the market price of the common shares on the last trading date before the relevant options are approved by the Board.

Prior to the May 2008 amendment, the Plan approved in June 2005 allowed the Group to grant options up to 10% (to a maximum of 8 million issued outstanding options) of the issued and outstanding common shares of the Group to employees, officers, and directors of the Group for a maximum term of ten years. Of the common shares covered by the stock option plan, the first 33 1/3% were exercisable immediately, the next 33 1/3% were exercisable after one year, and the last 33 1/3% were exercisable after two years.

No options were granted during the years ended December 31, 2013 and December 31, 2012.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

The Group estimates expected life of options and expected volatility based on historical data, which may differ from actual outcomes.

	Year ended		Year ended
	Dec. 31, 2013		Dec. 31, 2012
	Number	Weighted	Number	Weighted
	of shares	average	of shares	average
	subject	exercise	subject	exercise
	to option	price	to option	price
Balance, beginning of year	3,684,465	$14.18	3,898,705	$14.24
Exercised	(93,889)	4.78	(46,822)	4.84
Forfeited	(133,336)	14.98	(121,668)	17.02
Expired	(117,000)	11.25	(45,750)	20.75
Balance, end of year	3,340,240	$14.51	3,684,465	$14.18

For stock options exercised during the year, the weighted average share price at the exercise date was $8.73 (2012 - $9.63)

The following table summarizes the options outstanding:

Dec. 31, 2013

		Weighted-
		average	Weighted-		Weighted-
	Number of	remaining	average	Number of	average
Range of	options	contractual life	exercise	options	exercise
exercise prices	outstanding	(years)	price	exercisable	price
$2.59 - 10.20	760,942	1.6	$7.10	760,942	$7.10
10.21 - 14.02	900,000	0.5	12.17	900,000	12.17
14.03 - 16.55	650,031	4.2	15.86	650,031	15.86
16.56 - 20.78	849,267	3.2	20.80	849,267	20.80
20.79 - 23.74	180,000	3.7	23.01	180,000	23.01
$2.59 - 23.74	3,340,240	2.3	$14.51	3,340,240	$14.51

Dec. 31, 2012

		Weighted-
		average	Weighted-		Weighted-
	Number of	remaining	average	Number of	average
Range of	options	contractual life	exercise	options	exercise
exercise prices	outstanding	(years)	price	exercisable	price
$2.59 - 10.20	894,831	2.6	$6.89	894,831	$6.89
10.21 - 14.02	1,007,000	1.4	12.01	1,007,000	12.01
14.03 - 16.55	696,699	5.2	15.86	696,699	15.86
16.56 - 20.78	905,935	4.2	20.76	905,935	20.76
20.79 - 23.74	180,000	4.7	23.01	180,000	23.01
$2.59 - 23.74	3,684,465	3.3	$14.18	3,684,465	$14.18

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

26.    Earnings per share data

	Year ended
	December 31
	2013	2012

Weighted average common shares outstanding	172,048,434	171,960,783
Plus net incremental shares from assumed conversions:
- Stock options	219,125	274,747
Diluted weighted average common shares outstanding	172,267,559	172,235,530

The determination of the diluted weighted-average number of common shares excludes 2,574,458 shares related to stock options that were anti-dilutive for the year ended December 31, 2013 (year ended December 31, 2012 - 1,922,556 shares).

For periods where Hudbay records a loss, the Group calculates diluted loss per share using the basic weighted average number of shares. If the diluted weighted average number of shares was used, the result would be a reduction in the loss per share, which would be anti-dilutive. Consequently, for the year ended December 31, 2013, the Group calculated diluted loss per share using 172,048,434. For the year ended December 31, 2012, the Group calculated diluted loss per share using 171,960,783 common shares.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

27.    Other comprehensive income (loss) (“OCI”)

	Year ended Dec. 31, 2013			Year ended Dec. 31, 2012 Restated (note 4)
			Net of			Net of
	Pre-tax	Tax	tax	Pre-tax	Tax	tax
Items that may be reclassified subsequently to profit or loss
Foreign currency translation
Net foreign exchange gain (loss) on translation of foreign operations	$87,669	$—	$87,669	$(10,886)	$—	$(10,886)
Available-for-sale
Change in fair value of available-for-sale investments (note 11)	(30,254)	—	(30,254)	(29,852)	—	(29,852)
Transfer to income statement on impairment of investments (note 6f)	16,291	—	16,291	40,181	—	40,181
Transfer to income statements on sale of investments (note 6f)	(67)	—	(67)	8	—	8
	(14,030)	—	(14,030)	10,337	—	10,337
Cash flow hedges
Effective portion of change in fair value of cash flow hedges	—	—	—	(442)	145	(297)
Transfer to income statements as hedged transactions occurred	—	—	—	(2,050)	529	(1,521)
	—	—	—	(2,492)	674	(1,818)
Items that will not be reclassified subsequently to profit or loss
Actuarial gain (loss) (note 4)	36,158	(7,792)	28,366	(52,689)	10,954	(41,735)
Total OCI (loss)	$109,797	$(7,792)	$102,005	$(55,730)	$11,628	$(44,102)

Gains and losses transferred from equity into profit or loss during the year are included in the following line items in the income statements:

	2013	2012
Revenue	$—	$2,050
Other finance gains (note 6f)	(16,224)	(40,189)
Tax expense	—	(529)
	$(16,224)	$(38,668)

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

28.    Non-controlling interests

Hudbay owns 51% of the Back Forty project, which is located in Michigan, in accordance with a subscription, option and joint venture agreement with Aquila Resources Inc. (“Aquila”). Hudbay has control over the Back Forty project and accordingly consolidates the Back Forty project in its consolidated financial statements as a subsidiary. Hudbay suspended its exploration and evaluation activities at the Back Forty project effective July 3, 2012.

In accordance with two joint venture agreements with VMS Ventures Inc. (“VMS”), Hudbay owns 70% of the Reed copper project, which is located in Northern Manitoba, and the two claims immediately to the south, as well as four exploration properties. Hudbay has control over the project and exploration properties and accordingly consolidates the Reed copper project in its consolidated financial statements. The Reed copper project entered the development phase effective April 1, 2012.

		Reed
		Copper
	Back Forty	Project &
	Project	Exploration	Total
Balance, January 1, 2012	$3,093	$(898)	$2,195
Acquisition of non-controlling interest	—	261	261
Share of OCI	(104)	—	(104)
Share of net (loss) profit	(2,224)	(439)	(2,663)
Balance, December 31, 2012	765	(1,076)	(311)
Share of OCI	324	—	324
Share of net loss	(7,917)	—	(7,917)
Balance, December 31, 2013	$(6,828)	$(1,076)	$(7,904)

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

29.    Capital management

The Group’s definition of capital includes total equity and long-term debt. The Group’s long-term debt balance as at December 31, 2013 was $779,331 (December 31, 2012 - $479,540).

The Group’s objectives when managing capital are to maintain a strong capital base in order to:

•    Advance the Group’s corporate strategies to create long-term value for its stakeholders; and

•    Sustain the Group’s operations and growth throughout metals and materials cycles.

Hudbay monitors its capital and capital structure on an ongoing basis to ensure they are sufficient to achieve the Group’s short-term and long-term strategic objectives in a capital intensive industry. The Group faces several risks, including lengthy development lead times, rising capital costs and project delays caused by factors that are beyond its control such as the availability of resources and obtaining permits. The Group continually assesses the adequacy of its capital structure to ensure its objectives are met. Hudbay monitors its cash and cash equivalents, which were $631,427 as at December 31, 2013 (2012 - $1,337,088). The Group invests its cash and cash equivalents primarily in Canadian bankers’ acceptances, deposits at major Canadian banks, or treasury bills issued by the federal or provincial governments. In addition to the requirement to maintain sufficient cash balances to fund continuing operations, the Group must maintain sufficient cash to fund the interest expense on the long-term debt entered into in the years ended December 31, 2012 and 2013 (note 18). As part of the Group’s capital management activities, the Group monitors interest coverage ratios and leverage ratios.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

30.            Financial instruments

(a)              Fair value and carrying value of financial instruments:

The following presents the fair value and carrying value of the Group’s financial instruments and non-financial derivatives:

	Dec. 31, 2013		Dec. 31, 2012		Jan. 1, 2012
	Fair Value	Carrying value	Fair Value	Carrying value	Fair Value	Carrying value
Recurring measurements
Financial assets
Loans and receivables
Cash and cash equivalents [1]	$631,427	$631,427	$1,337,088	$1,337,088	$899,077	$899,077
Restricted cash[1]	22,894	22,894	1,655	1,655	1,692	1,692
Trade and other receivables1 2	50,806	50,806	43,504	43,504	33,391	33,391
Fair value through profit or loss
Trade and other receivables - embedded derivatives[3]	1,307	1,307	(937)	(937)	(1,407)	(1,407)
Non-hedge derivative assets[3]	807	807	2,442	2,442	36	36
Prepayment option embedded derivative[7]	2,829	2,829	4,825	4,825	—	—
Investments at FVTPL[4]	7	7	220	220	2,090	2,090
Designated in cash flow hedges
Hedging derivative assets[3]	—	—	—	—	3,076	3,076
Available-for-sale
Available-for-sale investments[4]	48,281	48,281	71,260	71,260	98,279	98,279
	758,358	758,358	1,460,057	1,460,057	1,036,234	1,036,234
Financial liabilities
Financial liabilities at amortized cost
Trade and other payables1 2	207,369	207,369	198,717	198,717	158,708	158,708
Other financial liabilities[5]	27,835	34,756	39,838	41,416	—	—
Long-term debt[6]	822,030	782,160	528,541	484,365	—	—
Fair value through profit or loss
Trade and other payables - embedded derivatives[3]	414	414	(41)	(41)	35	35
Prepayment option embedded derivative[7]	—	—	—	—	—	—
Non-hedge derivative liabilities[3]	4,631	4,631	75	75	1,159	1,159
	1,062,279	1,029,330	767,130	724,532	159,902	159,902
Net financial assets	$(303,921)	$(270,972)	$692,927	$735,525	$876,332	$876,332

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

1         Cash and cash equivalents, restricted cash, trade and other receivables and trade and other payables are recorded at carrying value, which approximates fair value due to their short-term nature and generally negligible credit losses.

2         Excludes embedded provisional pricing derivatives, as well as tax and other statutory amounts.

3         Derivatives and embedded provisional pricing derivatives are carried at their fair value, which is determined based on internal valuation models that reflect observable forward market commodity prices, currency exchange rates, and discount factors based on market US dollar interest rates adjusted for credit risk.

4         Available-for-sale investments are carried at their fair value, which is determined using quoted market bid prices in active markets for listed shares and determined using valuation models for shares of private companies. Investments at FVTPL consist of warrants to purchase listed shares, which are carried at fair value as determined using a Black-Scholes model.

5         These financial liabilities relate to agreements with communities near the Constancia project in Peru (note 17). Fair values have been determined using a discounted cash flow analysis based on expected cash flows, a level 3 input, and a credit adjusted discount rate.

6         Fair value of the long-term debt (note 18) has been determined using the quoted market price at the period end, a Level 1 input.

7         Fair value of the prepayment option embedded derivative related to the long-term debt (note 18) has been determined using a binomial tree/lattice approach based on the Hull-White single factor interest rate term structure model.

Fair value hierarchy

The table below provides an analysis by valuation method of financial instruments that are measured at fair value subsequent to recognition. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

•                       Level 1:                                     Quoted prices in active markets for identical assets or liabilities;

•                       Level 2:                                     Valuation techniques use significant observable inputs, either directly or indirectly, or valuations are based on quoted prices for similar instruments; and

•                       Level 3:                                     Valuation techniques use significant inputs that are not based on observable market data.

December 31, 2013	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Embedded derivatives	$—	$1,307	$—	$1,307
Non-hedge derivatives	—	807	—	807
Prepayment option embedded derivative	—	2,829	—	2,829
Investments at FVTPL	—	7	—	7
Available-for-sale investments	46,281	—	2,000	48,281
	46,281	4,950	2,000	53,231
Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Embedded derivatives	—	414	—	414
Non-hedge derivatives	—	4,631	—	4,631
	$—	$5,045	$—	$5,045

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

December 31, 2012	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Embedded derivatives	$—	$(937)	$—	$(937)
Non-hedge derivatives	—	2,442	—	2,442
Investments at FVTPL	—	220	—	220
Prepayment option embedded derivative	—	4,825	—	4,825
Available for sale investments	69,260	—	2,000	71,260
	69,260	6,550	2,000	77,810
Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Embedded derivatives	—	(41)	—	(41)
Non-hedge derivatives	—	75	—	75
	$—	$34	$—	$34

The Group’s Level 3 investment relates to a minority investment in an unlisted junior mining company. The Group monitors business developments and the financial position of the investee to evaluate whether the fair value of the investment has changed significantly. Factors that could result in a significantly lower fair value measurement include poor exploration results or inadequate liquidity to continue as a going concern, among other factors. Factors that would result in a significantly higher fair value measurement include positive exploration results, among other factors.

The Group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the year ended December 31, 2013, the Group did not make any transfers. During the year ended December 31, 2012, the Group impaired one of its level 3 investments by $2,000. There was no movement in the remaining level 3 investment.

(b)              Derivatives and hedging:

Copper and Zinc costless collars

Hudbay entered into copper and zinc hedging transactions intended to mitigate the risk of adverse changes to operating cash flow as the Group approaches the expected completion of the Group’s Lalor and Constancia projects in the second half of 2014. Gains and losses resulting from the settlement of these derivatives are recorded directly to revenue, as the forward sales contracts do not qualify for hedge accounting, and the associated cash flows are classified in operating activities.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

In copper, the Group has entered into costless collar transactions on approximately 69 million pounds of copper for the period of October 2013 through December 2014, inclusive, at an average floor price of US$3.00/lb and an average cap price of US$3.46/lb. During the year ended December 31, 2013, 14 million pounds of copper collars were settled, leaving 55 million pounds unsettled for 2014. In zinc, the Group has entered into costless collar transactions on approximately 127 million pounds of zinc for the period of October 2013 through December 2014, inclusive, at an average floor price of US$0.80/lb and an average cap price of US$0.97/lb. During the year ended December 31, 2013, 21 million pounds of zinc collars were settled leaving 106 million pounds unsettled for 2014.

The hedging transactions are with counterparties that the Group believes to be creditworthy and do not require the Group to provide collateral. The aggregate fair value of the transactions at December 31, 2013 was a liability position of $4,631 (December 31, 2012 — nil).

Non-hedge derivative zinc contracts

Hudbay enters into fixed price sales contracts with zinc customers and, to ensure that the Group continues to receive a floating or unhedged realized zinc price, enters into forward zinc purchase contracts that effectively offset the fixed price sales contracts. The fixed price sales contracts with customers are not recognized as derivatives, as they are executory contracts entered into and held for the purpose of the Group’s expected sale requirements. However, the zinc forward purchase contracts are recorded as derivatives. Gains and losses on these contracts are recorded in revenues, and cash flows are classified in operating activities.

At December 31, 2013, the Group held contracts for forward zinc purchases of 3,553 tonnes (December 31, 2012 - 11,340 tonnes) that related to forward customer sales of zinc. Prices ranged from US$1,873 to US$1,966 per tonne (December 31, 2012 - US$1,807 to US$2,094), and settlement dates extended out up to December 2014. The aggregate fair value of the transactions at December 31, 2013 was an asset position of $561 (December 31, 2012 — asset position of $2,442).

Non-hedge derivative gold and silver contracts

From time to time, the Group enters into gold and silver forward sales contracts to hedge the commodity price risk associated with the future settlement of provisionally priced deliveries. Hudbay is generally obligated to deliver gold and silver credits to Silver Wheaton prior to the determination of final settlement prices. These forward sales contracts are entered into at the time Hudbay delivers gold and silver to Silver Wheaton, and are intended to mitigate the risk of subsequent adverse gold and silver price changes. Gains and losses resulting from the settlement of these derivatives are recorded directly to revenue, as the forward sales contracts do not qualify for hedge accounting, and the associated cash flows are classified in operating activities. At December 31, 2013, the Group held gold forward sales contracts of 7,695 ounces. Prices ranged from US$1,209 to US$1,254, and settlement dates extend out up to March 2014. At December 31, 2013, the Group held silver forward sales contracts of 67,780 ounces. Prices ranged from US$19.93 to US$20.84 and settlement dates extend out up to March 2014. The aggregate fair value of the transactions at December 31, 2013 was an asset position of $246 (December 30, 2012 — liability position of $75).

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

(c)               Embedded derivatives

Provisional pricing embedded derivatives

The Group records embedded derivatives related to provisional pricing in concentrate purchase, concentrate sale and certain other sale contracts. Under the terms of these contracts, prices are subject to final adjustment at the end of a future period after title transfers based on quoted market prices during the quotational period specified in the contract. The period between provisional pricing and final pricing is typically up to three months.

Provisional pricing embedded derivatives are presented in trade and other receivables when they relate to sales contracts and in trade and other payables when they relate to purchase contracts. At each reporting date, provisionally priced metals are marked to market based on the forward market price for the quotational period stipulated in the contract, with changes in fair value recognized in revenues for sales contracts and in cost of sales for purchase concentrate contracts. Cash flows related to provisional pricing embedded derivatives are classified in operating activities.

At December 31, 2013, the Group’s net position consisted of contracts awaiting final pricing for sales of 5,381 tonnes of copper (year ended December 31, 2012 - 9,840 tonnes), purchases of 5,322 tonnes of zinc concentrate (year ended December 31, 2012 - 2,099 tonnes), sales of 3,031 ounces of gold (year ended December 31, 2012 - NIL) and sales of 25,936 ounces of silver (year ended December 31, 2012 - NIL).

As at December 31, 2013, the Group’s provisionally priced copper, zinc, gold and silver sales subject to final settlement were recorded at average prices of US$3.34/lb (December 31, 2012 - US$3.59/lb), US$0.93 (December 31, 2012 - US$0.93) US$1,202.31/oz (December 31, 2012 - NIL) and US$19.36/oz (December 31, 2012 - NIL), respectively.

Prepayment option embedded derivative

The Notes (note 18) contain prepayment options which represent embedded derivatives that require bifurcation from the host contract. The prepayment options are measured at fair value, with changes in the fair value recognized as unrealized gains in finance income and expense (note 6f).

(d)              Financial risk management

The Group’s financial risk management activities are governed by Board-approved policies addressing risk identification, hedging authorization procedures and limits and reporting. Hudbay’s policy objective, when hedging activities are undertaken, is to reduce the volatility of future profit and cash flow within the strategic and economic goals of the Group. The Group from time to time employs derivative financial instruments, including forward and option contracts, to manage risk originating from exposures to commodity price risk, foreign exchange risk and interest rate risk. Significant derivative transactions are approved by the Board of Directors, and hedge accounting is applied when certain criteria have been met. The Group does not use derivative financial instruments for trading or speculative purposes.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

The following is a discussion of the Group’s risk exposures.

(i)              Market risk

Market risk is the risk that changes in market prices, including foreign exchange rates, commodity prices and interest rates, will cause fluctuations in the fair value or future cash flows of a financial instrument.

Foreign currency risk

The Group’s primary exposure to foreign currency risk arises from:

•                       Translation of US dollar denominated revenues and expenses and, to a lesser extent, Peruvian nuevo soles expenses into Canadian dollars. Substantially all of the Group’s revenues are denominated in US dollars, while less than half of its expenses are denominated in US dollars.

•                       Translation of US dollar and Peruvian nuevo soles (“PEN”) denominated operating accounts, consisting mainly of certain cash and cash equivalents, trade and other receivables, trade and other payables and derivatives, as well as long-term debt and other financial liabilities. Cash balances may be held in US dollars and nuevo soles in anticipation of capital and other expenditures denominated in either currency. Appreciation of the Canadian dollar relative to the US dollar or nuevo sol will reduce the net asset value of these balances once they have been translated to Canadian dollars, resulting in foreign currency translation losses on foreign currency denominated assets and gains on foreign currency denominated liabilities.

The Group’s exposure to foreign currency risk was as follows based on notional financial instruments amounts stated in Canadian equivalent dollars:

	Dec. 31, 2013		Dec. 31, 2012
	USD	PEN	USD	PEN
Cash and cash equivalents	$297,246	$145,916	$1,111,620	$2,100
Trade and other receivables	56,368	3,331	40,033	15
Restricted cash	21,124	—	—	—
Derivative assets	2,829	—	4,825	—
Trade and other payables	(110,098)	(17,185)	(58,546)	(24,371)
Other financial liabilities	—	(34,757)	—	(41,416)
Long-term debt	(782,160)	—	(484,365)	—
	$(514,691)	$97,305	$613,567	$(63,672)

The following sensitivity analysis for foreign currency risk relates solely to financial instruments and non financial derivatives that were outstanding as at the year-end date; each sensitivity calculation assumes all other variables are held constant. This analysis does not reflect the overall effect that changes in market variables would have on the Group’s results of operations.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

December 31, 2013	A change of:		Would have changed 2013 after-tax profit by:	Would have changed 2013 after-tax OCI by:
Foreign currency risk
USD/CAD exchange rate[1]	$	+0.10	$(51.3) million	$(1.2) million
USD/CAD exchange rate[1]		$-0.10	51.3 million	1.2 million
PEN/CAD exchange rate[2]	$	+0.25	(9.7) million	—
PEN/CAD exchange rate[2]		$-0.25	9.7 million	—

December 31, 2012	A change of:		Would have changed 2012 after-tax profit by: (millions)	Would have changed 2012 after-tax OCI by: (millions)
Foreign currency risk
USD/CAD exchange rate[1]	$	+0.10	$55.6 million	$2.8 million
USD/CAD exchange rate[1]		$-0.10	(55.6) million	(2.8) million
PEN/CAD exchange rate[2]	$	+0.25	6.4 million	—
PEN/CAD exchange rate[2]		$-0.25	(6.4) million	—

1 Effect on profit due to translation of balances denominated in US dollars to CAD dollars; effect on OCI due to translation of foreign-held US dollars to CAD dollars.

2 Effect on profit due to translation of balances denominated in Peruvian nuevo sol. Given that the functional currency of Hudbay Peru is the US dollar, this analysis assumes that the change is in the PEN/USD exchange rate with a constant USD/CAD exchange rate.

Commodity price risk

Hudbay is exposed to market risk from prices for the commodities the Group produces and sells, such as copper, zinc, gold and silver. From time to time, the Group maintains price protection programs and conducts commodity price risk management through the use of derivative contracts.

The following sensitivity analysis for commodity price risk relates solely to financial instruments and non financial derivatives that were outstanding as at the year-end date; each sensitivity calculation assumes all other variables are held constant. This analysis does not reflect the overall effect that changes in market variables would have on the Group’s results of operations.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

December 31, 2013	Change of:		Would have changed 2013 after-tax profit by:	Would have changed 2013 after-tax OCI by:
Commodity price risk
Copper prices (US$/lb)[3]	$	+0.30	$(6.3) million	—
Copper prices (US$/lb)[3]		$-0.30	3.9 million	—
Zinc prices (US$/lb)[4]	$	+0.10	(4.4) million	—
Zinc prices (US$/lb)[4]		$-0.10	2.0 million	—

December 31, 2012	Change of:		Would have changed 2012 after-tax profit by:	Would have changed 2012 after-tax OCI by:
Commodity price risk
Copper prices (US$/lb)[3]	$	+0.30	$3.3 million	—
Copper prices (US$/lb)[3]		$-0.30	(3.3) million	—
Zinc prices (US$/lb)[4]	$	+0.10	1.6 million	—
Zinc prices (US$/lb)[4]		$-0.10	(1.6) million	—

3Effect on profit due to embedded provisional pricing derivatives (note 30c) and copper costless collars (note 30b).

4Effect on profit due to embedded provisional pricing derivatives (note 30c), and zinc costless collars and non-hedge zinc derivatives (note 30b).

Share price risk

Hudbay is exposed to market risk from share prices for the Group’s investments in listed Canadian metals and mining companies. These investments are made to foster strategic relationships, in connection with joint venture agreements and for investment purposes. Management monitors the value of these investments for the purposes of determining whether to add to or reduce the Group’s positions.

The following sensitivity analysis for share price risk relates solely to financial instruments and non financial derivatives that were outstanding as at the year-end date; each sensitivity calculation assumes all other variables are held constant. This analysis does not reflect the overall effect that changes in market variables would have on the Group’s results of operations.

December 31, 2013	Change of: %	Would have changed 2013 after-tax profit by:	Would have changed 2013 after-tax OCI by:
Share price risk
Share prices[5]	+25%	$8.6 million	$3.5 million
Share prices[5]	-25%	(9.5) million	(2.6) million

December 31, 2012	Change of: %	Would have changed 2012 after-tax profit by:	Would have changed 2012 after-tax OCI by:
Share price risk
Share prices[5]	+25%	$1.4 million	$16.4 million
Share prices[5]	-25%	(3.2) million	(14.6) million

5 Effect on OCI due to mark-to-market and effect on profit due to impairment on available-for-sale investments in listed shares (note 11).

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

Interest rate risk

The Group is exposed to cash flow interest rate risk on its cash and cash equivalents and fair value interest rate risk on its embedded derivative associated with its Notes. There is no impact on the long-term debt as it is fixed rate debt carried at amortized cost using the effective interest rate method.

The following sensitivity analysis for interest rate risk relates solely to the prepayment option embedded derivative in the long-term debt outstanding as at the year-end date; each sensitivity calculation assumes all other variables are held constant. This analysis does not reflect the overall effect that changes in market variables would have on the Group’s results of operations.

December 31, 2013	Change of:	Would have changed 2013 after-tax profit by:	Would have changed 2013 after-tax OCI by:
Interest rate risk
Interest rates	+2.00%	$(2.3) million	—
Interest rates	-2.00%	$4.6 million	—

December 31, 2012	Change of:	Would have changed 2012 after-tax profit by:	Would have changed 2012 after-tax OCI by:
Interest rate risk
Interest rates	+2.00%	$(3.9) million	—
Interest rates	-2.00%	$3.2 million	—

At December 31, 2012 and 2013, the effect of interest rate changes on the Group’s cash equivalents would not have resulted in a significant after tax impact on profit.

Refer to notes 3e and 7 for information about the Group’s cash and cash equivalents.

(ii)           Credit risk:

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its obligations. The Group’s maximum exposure to credit risk at the reporting date is represented by the carrying amount, net of any impairment losses recognized, of financial assets and non financial derivative assets recorded on the balance sheet. Refer to note 30a.

Substantially all of the Group’s cash and cash equivalents are represented by deposits with major Canadian and Peruvian banks. Deposits and other investments with Schedule 1 Canadian banks represented 74.0% of total cash and cash equivalents as at December 31, 2013 (2012 - 93.7%). The Group’s investment policy requires it to comply with a list of approved investments, concentration and maturity limits, as well as credit quality. Credit concentrations in the Group’s short term investments are monitored on an ongoing basis.

Transactions involving derivatives are with counterparties the Group believes to be creditworthy.

Management has a credit policy in place that requires the Group to obtain credit insurance from

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

an investment grade credit insurance provider to mitigate exposure to credit risk in its receivables. At December 31, 2013, approximately 94% of the Group’s trade receivables were insured, with a credit insurance deductible of 10% (December 31, 2012 - 81%). The deductible and any additional exposure to credit risk is monitored and approved on an ongoing basis.

Four customers accounted for approximately 78% of total trade receivables as at December 31, 2013 (2012 - four customers accounted for approximately 60%). Credit risk for these customers is assessed as medium to low risk.

As at December 31, 2013, none of the Group’s trade receivable was aged more than 30 days (2012 - approximately 1%).

(iii)           Liquidity risk:

Liquidity risk is the risk that the Group will not be able to meet its obligations associated with financial liabilities. Hudbay’s objective is to maintain sufficient liquid resources to meet operational and investing requirements.

The following summarizes the contractual undiscounted cash flows of the Group’s non-derivative and derivative financial liabilities, including any interest payments, by remaining contractual maturity. The table includes all instruments held at the reporting date for which payments had been contractually agreed at the reporting date. The undiscounted amounts shown are gross amounts, unless the liabilities will be settled net. Amounts in foreign currency are translated at the closing rate at the reporting date. When a counterparty has a choice of when an amount is paid, the liability is allocated to the earliest possible time period.

Dec. 31, 2013	Carrying amount	Contractual cash flows	12 months or less	1-2 years	2-5 years	Maturing in over 5 years
Assets used to manage liquidity risk
Cash and cash equivalents	$631,427	$631,427	$631,427	$—	$—	$—
Non-derivative financial liabilities
Trade and other payables, including embedded derivatives	(207,783)	(207,783)	(207,783)	—	—	—
Other financial liabilities	(34,756)	(43,136)	(17,611)	(3,108)	(5,900)	(16,517)
Long-term debt, including prepayment option embedded derivative	(779,331)	(1,328,169)	(75,781)	(75,781)	(227,344)	(949,263)
	(1,021,870)	(1,579,088)	(301,175)	(78,889)	(233,244)	(965,780)
Derivative financial liabilities
Non-hedge zinc derivative contracts (note 17)	(4,631)	(4,631)	(4,631)	—	—	—
	(4,631)	(4,631)	(4,631)	—	—	—

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

Dec. 31, 2012	Carrying amount	Contractual cash flows	12 months or less	1-2 years	2-5 years	Maturing in over 5 years
Assets used to manage liquidity risk
Cash and cash equivalents	1,337,088	1,337,088	1,337,088	—	—	—
Non-derivative financial liabilities
Trade and other payables, including embedded derivatives	(198,676)	(198,676)	(198,676)	—	—	—
Other financial liabilities	(41,416)	(50,704)	(22,050)	(3,654)	(6,049)	(18,951)
Long-term debt, including prepayment option embedded derivative	(479,540)	(877,713)	(49,459)	(47,258)	(141,773)	(639,223)
	(719,632)	(1,127,093)	(270,185)	(50,912)	(147,822)	(658,174)
Derivative financial liabilities
Non-hedge zinc derivative contracts (note 17)	(75)	(75)	(75)	—	—	—

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

31. Commitments

(a)              Operating lease commitments

The Group has entered into various lease commitments for facilities and equipment. The leases expire in periods ranging from one to ten years. There are no restrictions placed on the Group by entering into these leases. Future minimum lease payments under non-cancelable operating leases recognized in operating expenses at December 31, 2013 and December 31, 2012 are:

	2013	2012
Within one year	$3,198	$3,199
After one year but not more than five years	9,121	10,556
More than five years	5,693	8,163
	$18,012	$21,918

Payments recognized in operating expenses:

	2013	2012
Minimum lease payments	$1,715	$1,731
Sub-lease payments received	(431)	(431)
	$1,284	$1,300

Future minimum sub-lease payments expected to be received on non-cancelable leases are $1,078.

(b)              Capital commitments

As at December 31, 2013, the Group had outstanding capital commitments of approximately $51,413 primarily related to its Lalor and Reed projects, of which approximately $31,582 cannot be terminated by the Group; and approximately $493,093 in Peru, primarily related to its Constancia project, of which approximately $116,299 cannot be terminated by the Group.

(c)               Contingent liabilities and assets

Contingent liabilities

The Group is involved in various claims, litigation and other matters arising in the ordinary course and conduct of business. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, it is the Group’s belief that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on its consolidated financial position or results of operations. As a result, no significant contingent liabilities have been recorded in these consolidated financial statements.

Contingent assets

There were no significant contingent assets at December 31, 2013 or December 31, 2012.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

32.            Related parties

(a)              Group companies

The financial statements include the financial statements of the Company and the following significant subsidiaries:

			Entity’s	Beneficial ownership of ultimate controlling party (HudBay Minerals Inc.)
Name	Jurisdiction	Business	Parent	2013	2012
Hudson Bay Mining and Smelting Co. Limited	Canada	Zinc and copper production	HMI	100%	100%
Hudson Bay Exploration and Development Company Limited	Canada	Exploration	HBMS	100%	100%
HudBay Marketing & Sales Inc.	Canada	Marketing and sales	HBMS	100%	100%
HudBay Peru Inc.	British Columbia	Holding company	HMI	100%	100%
HudBay Peru S.A.C.	Peru	Exploration and development	Peru Inc.	100%	100%
HudBay (BVI) Inc.	British Virgin Islands	Precious metals sales	Peru Inc.	100%	100%

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

(b)              Compensation of key management personnel

The Group’s key management includes members of the Board of Directors, Hudbay’s Chief Executive Officer, the Group’s senior vice presidents and vice presidents.

Total compensation to key management personnel was as follows:

	2013	2012
Short-term employee and termination benefits[1]	$8,632	$8,056
Post-employment benefits	948	716
Share-based payments	4,925	4,669
	$14,505	$13,441

1 Such as salaries and social security contributions, paid annual leave and paid sick leave, profit-sharing and bonuses (if payable within twelve months of the end of the period) and non-monetary benefits (such as medical care, housing, cars and free or subsidized goods or services) for current employees.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

33.    Supplementary cash flow information

(a)     Change in non-cash working capital:

	December 31
	2013	2012
Change in:
Trade and other receivables	$404	$(13,940)
Inventories	5,907	12,858
Prepaid expenses and other current assets	(122)	(615)
Trade and other payables	(12,028)	(28,805)
Change in taxes receivable/payable, net	16,602	(37,178)
Taxes - investment tax credit	(7,968)	(23,025)
	$2,795	$(90,705)

(b)     Non-cash transactions:

During the year ended December 31, 2013, the Group entered into the following non-cash investing and financing activities which are not reflected in the statements of cash flows:

•                      Remeasurements of the Group’s decommissioning and restoration liabilities as at December 31, 2013, led to decreases in related property, plant and equipment assets of $16,547 mainly as a result of discount rate changes, unwinding of the discount rate and additional liabilities incurred. For the year ended December 31, 2012, such remeasurements led to increases in property, plant and equipment assets of $8,199.

•                      Property, plant and equipment included $110,449 of additions which were not yet paid for as at December 31, 2013 (December 31, 2012 - $107,604). These purchases will be reflected in the statements of cash flows in the periods payments are made.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

34.    Segmented information

The Group is an integrated metals producer. When making decisions on expansions, opening or closing mines, as well as day to day operations, management evaluates the profitability of the overall operation of the Group. The Group’s main mining operations are located in Manitoba and Saskatchewan and are included in the Manitoba segment. The Manitoba segment generates the Group’s revenues as it sells copper concentrate (containing copper, gold and silver), zinc metal and other products. The South America segment consists of the Group’s Constancia project in Peru, which Hudbay acquired on March 1, 2011, in addition to exploration activities in Chile and Colombia. The “Other” segment includes operating segments that are not individually significant, as they do not meet the quantitative thresholds, and include the Balmat segment which consists of a zinc mine and concentrator, which is on care and maintenance, and the Michigan segment which includes the Back Forty property and other exploration properties. The Michigan segment suspended exploration and evaluation activities in July 2012 and was sold on January 17, 2014. Corporate activities are not considered a segment and are included as a reconciliation to total consolidated results. Accounting policies for each reported segment are the same. Segment profit or loss represents the profit earned by each segment without allocation of corporate costs. This is the measure reported to the chief operating decision-maker, the Group’s President and Chief Executive Officer, for the purposes of resource allocation and the assessment of segment performance. Total assets and liabilities do not reflect intercompany balances, which have been eliminated on consolidation. Prior year comparatives have been reclassified to reflect updates to the Group’s segments and to reflect amendments to IAS 19 Employee Benefits (note 4).

	Year ended December 31, 2013
	Manitoba	South America	Other	Corporate activities and unallocated costs	Total
Revenue from external customers	$516,801	$—	$—	$—	$516,801
Cost of sales
- mine operating costs	360,085	—	—	—	360,085
- depreciation and amortization	76,714	—	—	—	76,714
Gross profit	80,002	—	—	—	80,002
Selling and administrative expenses	1,912	—	—	38,044	39,956
Exploration and evaluation	10,962	11,184	932	208	23,286
Other operating income	(426)	—	—	(487)	(913)
Other operating expenses	1,555	5,736	1,706	200	9,197
Asset impairment loss	—	—	15,356	—	15,356
Results from operating activities	$65,999	$(16,920)	$(17,994)	$(37,965)	$(6,880)
Finance income					(3,494)
Finance expenses					8,921
Other finance losses					43,697
Loss before tax					(56,004)
Tax expense					53,272
Loss for the year					$(109,276)

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

	December 31, 2013
	Manitoba	South America	Other	Corporate activities and unallocated costs	Total
Total assets	$1,295,239	$2,358,049	$11,210	$179,488	$3,843,986
Total liabilities	825,035	554,617	19,755	816,872	2,216,279
Property, plant and equipment	820,030	1,837,709	2,590	4,746	2,665,075

	Year ended December 31, 2013
Additions to property, plant and equipment[1]	$200,369	$700,132	$1,484	$—	$901,985
Additions to other non-current assets (intangibles)	2,691	—	—	320	3,011

1 Additions to property, plant and equipment represent cash additions only. For non-cash additions, see note 33.

	Year ended December 31, 2012 (restated, note 4)
	Manitoba	South America	Other	Corporate activities and unallocated costs	Total
Revenue from external customers	$702,550	$—	$—	$—	$702,550
Cost of sales
- mine operating costs	432,866	—	—	—	432,866
- depreciation and amortization	75,801	—	—	—	75,801
Gross profit	193,883	—	—	—	193,883
Selling and administrative expenses	1,474	—	—	38,099	39,573
Exploration and evaluation	15,335	19,942	6,935	1,360	43,572
Other operating income	(929)	(31)	(8)	(1,348)	(2,316)
Other operating expenses	2,884	4,682	3,357	409	11,332
Results from operating activities	$175,119	$(24,593)	$(10,284)	$(38,520)	$101,722
Finance income					(6,217)
Finance expenses					14,858
Other finance losses					44,700
Profit before tax					48,381
Tax expense					71,844
Loss for the year					$(23,463)

	December 31, 2012 (restated, note 2f, 4)
Total assets	$1,509,241	$1,188,064	$23,997	$755,195	$3,476,497
Total liabilities	969,693	318,872	21,057	513,415	1,823,037
Property, plant and equipment	730,949	974,733	21,039	5,452	1,732,173

	Year ended December 31, 2012
Additions to property, plant and equipment[1]	$216,409	$290,094	$1,664	$300	$508,467
Additions to other non-current assets (intangibles)	2,004	—	—	—	2,004

1 Additions to property, plant and equipment represent cash additions only. For non-cash additions, see note 33.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

Geographical Segments

The following tables represent revenue information regarding the Group’s geographical segments for the years ended December 31, 2013 and December 31, 2012.

	2013	2012
Revenue by destination
Canada	342,905	360,680
United States	134,704	115,701
Switzerland	34,802	134,204
Germany	16,888	42,260
Sweden	—	49,820
Other	21	—
	529,320	702,665
Less: pre-production revenue	12,519	115
Total	516,801	702,550

During the year ended December 31, 2013, two customers accounted for approximately 28% and 18%, respectively of total revenue during the year. During the year ended December 31, 2012 two customers accounted for approximately 31% and 13% respectively of total revenue during the year. Revenues from these customers have been presented in the Manitoba operating segment.

35.    Subsequent Events

Equity offering

On January 9, 2014, the Group announced that it had entered into an agreement with a syndicate of underwriters who agreed to purchase, on a bought deal basis, 18,200,000 of our common shares at a price of $8.25 per share. The underwriters were granted an over allotment option, which they exercised in full, for an additional 2,730,000 common shares. The transaction closed on January 30, 2014, and aggregate gross proceeds from the offering were $172,673.

Equipment Finance Facility

In October 2013, the Group entered into an equipment financing facility with Caterpillar Financial Services Corporation to finance the purchase of up to approximately US$130 million of the mobile fleet at the Group’s Constancia project. Loans pursuant to the equipment financing facility will have a term of six years and be secured by the Constancia mobile fleet. Subsequent to year end, the Group has drawn down US$26.5 million under the facility and expects to draw down the remaining available funds later in the first quarter of 2014 as it completes commissioning of the related equipment.

HUDBAY MINERALS INC.

Notes to Consolidated Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

Years ended December 31, 2013 and 2012

Offer to Acquire Augusta

On February 9, 2014, the Group announced its intention to commence an offer to acquire all of the issued and outstanding common shares of Augusta not already owned by Hudbay (the “Offer”).

Under the terms of the Offer, Augusta shareholders will be entitled to receive 0.315 of a Hudbay common share for each Augusta common share held, representing approximately $2.96 per Augusta common share (based on Hudbay’s closing share price on the TSX on February 7, 2014). The Offer values Augusta at an enterprise value of approximately $540 million on a fully diluted in-the-money basis.